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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM 10
                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        ENTEX INFORMATION SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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                        DELAWARE                                               93-133715291
             (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER IDENTIFICATION NO.)
             INCORPORATION OR ORGANIZATION)
  6 INTERNATIONAL DRIVE, RYE BROOK, NEW YORK                    10573-1058
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)
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                COMPANY'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (914) 935-3600

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                     NONE.

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         COMMON STOCK, $.0001 PAR VALUE
                                (TITLE OF CLASS)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

CERTAIN FORWARD-LOOKING INFORMATION

     The information contained in this Registration Statement includes forward-looking statements, including without limitation statements set forth in the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 2 of this Registration Statement. Since this information is based on current expectations which involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to ENTEX Information Services, Inc. that could cause such material differences are identified in the section entitled "Business Factors" contained in Item 1 of this Registration Statement. Certain sentences in this Registration Statement have been identified as forward-looking statements. The reader is cautioned that other sections and sentences not so identified may also contain forward-looking statements.(1)

ITEM 1. BUSINESS

OVERVIEW

     ENTEX Information Services, Inc. ("ENTEX" or the "Company") was formed in August 1993 in a management-led buyout of the domestic information systems business of JWP Inc. ("JWPIS"). ENTEX is a leading provider of personal computer ("PC") solutions to meet the distributed information technology systems and end-user support requirements of Fortune 1000 companies and other large enterprises. The Company's total PC management capabilities include acquisition and procurement services and network, professional and other outsourcing service support for the PC-based network environment. The proliferation of complex client/server networks and the deployment of mission critical applications and databases on these networks has made the effective management of distributed information technology resources a top priority for many large enterprises. Currently, client/server networks may consist of thousands of PCs connected to hundreds of servers, linked to dozens of midrange or mainframe hosts, and internetnetworked over multiple sites. Large enterprises are finding it challenging and costly to support and manage these extensive distributed environments.

PRODUCTS AND SERVICES

     ENTEX's integrated array of acquisition and procurement services and network and professional services and other outsourcing services address customers' needs throughout the life cycle of their PC-based systems, beginning with the design, specification and acquisition of hardware, software and network products and extending through the support and eventual replacement of the system (or elements of the system) with a new technology solution.

ACQUISITION AND PROCUREMENT SERVICES

     The Company sells and distributes a wide variety of personal computer and network products and peripherals, providing its customers with a single source for all their PC product needs. Customers use the Company for product procurement because ENTEX provides product availability, rapid system configuration customized for individual users, and accurate and reliable product shipment. The Company believes its customers improve their purchasing decisions by leveraging the Company's extensive experience in evaluating products for performance, reliability, ease of use and compatibility with other hardware and software products. The Company also provides logistics management services, which involve the coordination of product delivery, receipt and installation.

---------------

  (1)ENTEX and Solution Line are registered trademarks of the Company, and ENTEX Information Services, Random Access and System Builder are trademarks of the Company. This Registration Statement also includes trademarks of other companies which are the property of their respective owners.

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     To ensure product availability, the Company maintains a finished goods inventory and build-to-order components at its Integration Center in Erlanger, Kentucky, utilizes second source suppliers and participates with certain vendors in their build-to-order programs. Using the Company's real-time inventory management systems, ENTEX employees across the country can check on product availability.

     A majority of the PC systems shipped by ENTEX are customized to meet customer specifications. The Company's configuration processes load and configure operating systems, applications and proprietary software to customer specifications. Through vendor build-to-order programs, ENTEX receives system components from original equipment manufacturers and completes the manufacturing process to a customer's specific requirements. ENTEX's configuration operations have been ISO 9002 certified since August 1994.

     Through ENTEX, customers may purchase application software either in separate "shrink-wrapped" units or on a volume-licensed basis.

NETWORK, PROFESSIONAL AND OUTSOURCING SERVICES

     ENTEX provides its customers with a broad array of services to enable them to more effectively manage their distributed information technology systems. These services include:

     Network and Professional Services. The Company provides customers with network design, implementation and integration services on a project basis. The consulting services which the Company provides include design, installation and upgrade of local-area, wide-area, and enterprise networks. The Company also assists customers in the implementation of messaging and Internet/Intranet technologies, provides comprehensive support to network managers and administrators and assists customers with their network operating systems, network-based applications and connectivity.

     Migration Services. The Company provides a wide range of migration services to assist customers in transitioning from one computing environment to another. These migration services include Microsoft NT and BackOffice upgrades and migrations; local area network migrations; desktop operating system migrations; and messaging migrations.

     Outsourcing Services. The Company provides customers with outsourcing services under long and short term contracts. These services include many of the network and professional services as well as the Company's core support services, including network implementation, operation and support; warranty services; help desk services; deskside support; and asset management services. Outsourcing services are typically provided through a mixture of on-site and centrally managed resources.

     Core Support Services. The Company offers a variety of PC and network operation and support services, including system installation, integration, and relocation; maintenance and repair; warranty services; and system management upgrades. Deskside support services include installation, moves, adds, and changes to desktop computing devices. In addition, deskside services include on-going support of PCs from an end-user perspective, including application enablement, optimization and connectivity. The Company provides a range of warranty programs, passing existing manufacturer warranties to clients. Customers benefit by receiving a single point of contact for warranty services on a wide range of products.

     Help Desk Services. Help desk services for end-user hardware and software support are provided on-site at customer locations as well as through the Company's centralized Solution Line service. The Company also provides network help desk services through its centralized Enterprise Support Line.

     Asset Management Services. The Company's asset management services assist customers in formulating policies and procedures and implementing automated processes to manage more effectively PC assets deployed throughout their organizations.

OPERATIONS

     The Company's National Service Center ("NSC") supports the Company's field personnel with product acquisition specialists, order entry, order management, product management, help desk services, remote network management and national dispatch services. The NSC is located in a facility in Mason, Ohio which

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houses the Company's centralized back office functions and personnel, including its Corporate Account Center ("CAC"), Solution Line, dispatch services and training centers. The Company has 48 branch offices located in 30 states and five regional offices to support the Company's five operating regions (East, Midwest, South, Central and West).

     All of the Company's product configuration, build-to-order and distribution activities are conducted at the Company's Integration Center located in Erlanger, Kentucky, less than five miles from the Cincinnati/Northern Kentucky International Airport. The facility is 255,000 square feet and is ISO 9002 certified.

SALES AND MARKETING

     The Company targets its marketing efforts primarily at senior level executive, financial, purchasing and information management personnel at Fortune 1000 companies and other large enterprises. ENTEX markets its products and services through its direct sales force operating from 48 branch offices. Sales personnel nationwide are also supported by the Company's CAC. In addition, the Company participates in industry trade shows and conferences and distributes sales and product literature.

     In fiscal 1997, none of the Company's customers accounted for more than 5% of the Company's total revenues.

COMPETITION

     The computer products and services industry is intensely competitive. The Company expects competition to intensify in the future. As an integrated product and service provider, ENTEX competes with PC system integrators, high-end system integrators, PC resellers and distributors, service providers and direct marketers. In addition, there is increased competition from manufacturers such as Hewlett Packard Company ("HP"), Compaq Computer Corporation ("Compaq"), Digital Equipment Corporation ("DEC") and Unisys Corporation ("Unisys"), who sell direct to the Company's customer base. PC system integrators include GE Capital Information Technology Solutions, Inc., CompuCom Systems, Inc. and Vanstar Corp. High-end system integrators have traditionally been mainframe-oriented service providers and include Andersen Consulting, Computer Sciences Corporation, IBM Global Services and SHL SystemHouse Inc., a division of MCI Communications Corp. PC resellers and distributors include InaCom Corp. and MicroAge Inc. Service providers are firms which have focused their business exclusively on providing PC and network related services and include Decision One Corp. and Technology Service Solutions. Direct marketers include Dell Computer Corp. ("Dell"). In addition to these large national companies, ENTEX also competes against numerous regional and local companies, many of which have long-standing customer relationships.

     Some of the Company's competitors have greater financial, technical and marketing resources at a lower cost structure than the Company. As a result, such companies may be able to respond more quickly to new or emerging technologies and changes in customer needs, devote more resources to the development, promotion and sales of their services or deliver products at a lower price than the Company. In addition, competition could result in price decreases and depress gross margins in the industry. Further declines in the Company's gross margins may exacerbate the impact of fluctuating net revenues on the Company's operating results and have a material adverse effect on the Company's business, operating results and financial condition.

     The principal competitive factors in the Company's industry include the breadth and quality of product and service offerings, product availability, cost, pricing, sales and distribution strategies, and expertise and size of the technical workforce. The Company believes that it competes favorably with respect to each of these factors. However, there can be no assurance that the Company will, in the future, be able to compete successfully against existing or future competitors or that such competition will not adversely affect the Company's business, operating results and financial condition. See "-- Business Factors -- Intense Competition" and "-- Increased Competition from Direct Marketers."

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EMPLOYEES

     As of September 28, 1997, the Company had over 8,000 employees. None of the Company's employees is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and considers its employee relations to be good.

BUSINESS FACTORS

     In evaluating the Company's business, the following business factors should be carefully considered. In addition, this document contains certain forward-looking statements and trend analysis based on current expectations. Actual results may differ materially due to a number of factors, including those set forth below.

     Fluctuations in Quarterly Results. The Company's quarterly results have varied in the past and the Company expects its quarterly operating results to continue to fluctuate. The Company's net revenues may fluctuate due to a variety of factors, including the level of expenditures by large enterprises for PC hardware, software and related products and services in general, demand for the Company's products and services in particular, the timing of orders for the Company's products and services, product supply constraints, the Company's build-to-order programs and customer demand driven by the introduction and adoption of new products. Due to its narrow product gross margins, the Company's operating results may be especially sensitive to changes in the mix of product and service revenues, the margin mix of products sold, the margin mix of services sold and the level of its operating expenses. The Company's expenses may fluctuate as a result of numerous factors, including interest rates, the timing and rate of new employee hiring, the amount and timing of vendor-provided allowances, the utilization rate of service personnel, competitive conditions and the impact of acquisitions. The Company's costs are largely fixed in the near term and the Company may be unable to adjust spending in a timely manner to compensate for an unexpected revenue shortfall. As a result, revenue shortfalls may have an immediate and disproportionate adverse effect on operating results. In addition, if the Company spends to build its capabilities to support higher revenue levels, the Company's near term operating results will suffer until it achieves its revenue goals. Due to the Company's recent growth, it is difficult to discern seasonal trends. However, the Company believes that first and third quarter revenues may be negatively affected due to generally lower computing equipment purchases during the summer months which coincide with the first quarter; and in January which falls within the third quarter. Due to all of these factors, the Company believes that its operating results are likely to vary on a quarterly basis. As a result, period-to-period comparisons of its operating results are not necessarily meaningful, and quarterly results may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Gross Margins for Product Sales. Approximately 86% of the Company's net revenues in fiscal 1997 were generated through sales of PC hardware, software and related products. The Company believes that competitive conditions will continue to place pressures on its product gross margins. Furthermore, the original purchase price of products is often offset by favorable vendor allowances and negotiated price protection agreements against price decreases on inventory carried by the Company. There can be no assurance that vendors will continue to offer such vendor allowances or price protection at the current levels. A reduction or elimination of such vendor programs could significantly decrease the Company's product gross margins. In addition, such vendor allowances and refunds for price decreases are not automatic and must be tracked and collected by the Company. The Company's failure to effectively manage such vendor receivables may further decrease product gross margins. Narrow product gross margins result in fluctuations in net revenues and operating costs which may have a disproportionate impact on the Company's operating results. Further declines in the Company's product gross margins may have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Integration Center. All of the Company's product configuration, build-to-order and distribution activities are conducted at the Company's Integration Center in Erlanger, Kentucky. Disruption of operations at its Integration Center for any reason, including power or telecommunications failures, natural disasters such as fires, tornados or floods, or work stoppages, would have a material adverse effect on the

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Company's business, operating results and financial condition. In addition, the
Company relies almost entirely on Skyway Freight Systems, Inc. ("Skyway"), an independent shipping company, for the delivery of its products. The failure or inability of Skyway to deliver products to the Company's customers on a timely basis, whether as a result of a work stoppage or slow-down, or the unanticipated termination of the Company's arrangement with Skyway, could have a material adverse effect on the Company's business, operating results and financial condition.

     Increased Emphasis on Service Offerings. The Company's service operations are characterized by higher gross margins than those attainable in product sales. During fiscal 1997, service revenues grew 70% to $353.6 million while product revenues grew 9.6% to $2.1 billion. The Company's success in increasing its service revenues will depend primarily on the continued need for the Company's services and the continued acceptance by large companies of outsourcing as a solution to their PC management needs. In addition, the Company must have the ability to identify opportunities where its service solutions are appropriate, sell such service solutions at attractive margins, successfully implement such solutions and maintain the quality of its service offerings. To the extent that the Company does not successfully increase the proportion of revenues attributable to its service business, the Company's operating margins may be adversely affected. In order to expand its service operations, the Company will need to recruit, train and retain a significant number of qualified technical personnel, and integrate them into the Company. There can be no assurance that the Company will do so successfully. The expense of these efforts and the costs associated with the hiring of additional service personnel and expansion of the Company's service infrastructure will be incurred prior to increases in service revenues. If service revenues do not increase sufficiently or the Company fails to accurately price its services, the Company's business, operating results and financial condition would be materially and adversely affected.

     A number of the Company's service offerings depend on central service and sales support or dispatch coordination from its NSC in Mason, Ohio. Disruption of operations at the Mason facility, including power or telecommunications failures, natural disasters such as fires, tornados or floods, or work stoppages, would have a material adverse effect on the Company's service operations and could affect customer relationships. See "-- Need to Recruit and Retain Management, Technical and Sales Personnel," "Business -- Products and Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need to Recruit and Retain Management, Technical and Sales Personnel. The Company believes that its future success depends, to a large extent, upon the efforts and abilities of its executive officers, managers, technical and sales personnel. The Company's expansion of its service operations requires the recruiting and training of a significant number of additional qualified technical personnel, including project managers and network integration specialists. Frequently, the Company must rapidly hire a significant number of technical personnel to staff projects at customer sites. The Company's inability to hire such personnel within the time schedule agreed to with the customer could damage customer relationships and result in lost revenues. Competition for qualified technical and sales personnel is intense. The Company competes with other service providers as well as with its own customers, including those at whose locations ENTEX employees work. Failure by the Company to attract and train skilled managers, technical and sales personnel on a timely basis, or the inability of the Company to retain such personnel, could materially and adversely affect the Company's business, operating results and financial condition. In 1987, Dort A. Cameron III, the Chairman of the Board of Directors and a co-founder of the Company, was diagnosed with multiple sclerosis. See "Directors and Executive Officers."

     Management of Growth. The Company has experienced significant growth since its inception. This rapid growth has placed, and is expected to continue to place, a significant strain on the Company's management, financial, sales, technical and support systems and personnel. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems and train, manage and motivate its employees. The Company has in the past and will continue in the future to evaluate the acquisition of businesses that complement or expand the Company's technical skills, service offerings or geographical presence. Integrating newly acquired companies could be costly and may result in the loss of customers and key personnel and may disrupt operations. Additionally, integrating newly acquired businesses may divert significant management resources and attention from day to day operations.

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     Intense Competition. The computer products and services industry is intensely competitive. The Company expects competition to intensify in the future. As an integrated product and service provider, ENTEX competes with PC system integrators, high-end systems integrators, PC resellers and distributors, service providers and direct marketers. In addition, there is increased competition from manufacturers such as HP, Compaq, DEC and Unisys, who sell direct to the Company's customer base. PC system integrators include GE Capital Information Technology Solutions, Inc., CompuCom Systems, Inc. and Vanstar Corp. High-end system integrators have traditionally been mainframe-oriented service providers and include Andersen Consulting, Computer Sciences Corporation, IBM Global Services and SHL SystemHouse Inc., a division of MCI Communications Corp. PC resellers and distributors include InaCom Corp. and MicroAge Inc. Service providers are firms which have focused their business exclusively on providing PC and network related services and include Decision One Corp. and Technology Service Solutions. Direct Marketers include Dell. In addition to these large national companies, ENTEX also competes against numerous regional and local companies, many of which have long-standing customer relationships. Some of the Company's competitors have greater financial, technical and marketing resources at a lower cost structure than the Company. As a result, such companies may be able to respond more quickly to new or emerging technologies and changes in customer needs, devote more resources to the development, promotion and sales of their services or deliver products at a lower price than the Company. In addition, competition could result in price decreases and depress gross margins in the industry. Further declines in the Company's gross margins may exacerbate the impact of fluctuating net revenues on the Company's operating results and have a material adverse effect on the Company's business, operating results and financial condition. See "-- Increased Competition from Direct Marketers" and "Business -- Competition."

     Increased Competition from Direct Marketers. The Company competes with several manufacturers in meeting the distributed information needs of large enterprises. Notably, direct marketers such as Dell compete with the Company by selling directly to Fortune 1000 clients. The expansion of the direct selling model has increased the competitive risks in an already highly competitive market. To combat the additional competition, the Company has enhanced its System Builder program to provide for final assembly services and has joined with certain vendors to provide products to customers on a build-to-order basis. However, there can be no assurance that ENTEX will be able to successfully transition from its current systems which utilize high levels of inventory to managing a more streamlined product fulfillment process. In addition, there can be no assurance that the vendors can supply components on a "just-in-time" basis to allow successful management of a build-to-order program. The Company's failure to successfully transition to the build-to-order process could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Intense Competition."

     Fixed Fee Service Contract and Service Level Agreement Risks. The Company has begun implementing and intends to expand the use of new pricing policies for its service offerings. Such new pricing policies include pricing on a fixed fee or per end-user basis and on a service and support performance metrics basis rather than on a time and materials basis. As a result, the Company must accurately assess the scope of work of each project and estimate the resources required to complete the project and to meet any service and support performance metrics. Failure by the Company to accurately estimate the scope of a project or support expenses or to meet service and support performance metrics could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has certain warranty service commitments for which the Company seeks reimbursement from manufacturers. A reduction by manufacturers in the scope or duration of their reimbursements for warranties which the Company cannot contractually pass on to its customers or the failure of the Company to properly track and collect such reimbursements could have a material adverse effect on the Company's business, operating results and financial condition.

     Dependence on Vendors. A significant portion of the Company's revenues are derived from sales of PC hardware, software and related products. Approximately 62.2% of such product revenues in fiscal 1997 were attributable to sales of products manufactured by Compaq, HP and IBM. The Company's agreements with these manufacturers do not provide for long-term supply commitments and can be terminated with 15 to 90 days' notice. From time to time, the PC industry has experienced product constraints, with vendors

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allocating product based on criteria beyond the buyer's control. In the event the Company is not able to obtain sufficient quantities of products from its vendors or sufficient component parts for use in its build-to-order programs, the Company's business, operating results and financial condition could be materially and adversely affected. The Company works closely with its key manufacturers. Many manufacturers provide vendor allowances which the Company uses to reduce cost of goods sold and to subsidize a variety of activities including many of its employee and customer training programs. In addition, many manufacturers provide ENTEX with early previews of new products and technology and instruction and training for ENTEX technical and support personnel on the use of these new products. There can be no assurance that these arrangements will continue in the future. In the event that these arrangements were discontinued or industry practices were to change, commercial terms with vendors were to change generally, or the Company were to otherwise lose vendor support, the Company's business, operating results and financial condition could be materially and adversely affected. See "--Gross Margins for Product Sales."

     Risks of Inventory Obsolescence; Inventory Management. In order to offer rapid delivery and efficient support and service to its customers, the Company maintains relatively high levels of products and parts inventory. The Company attempts to protect itself from inventory obsolescence and inventory price reductions by negotiating price protection and stock balancing arrangements with its vendors and enforcing a limited return policy with its customers. These arrangements entitle the Company to receive refunds from manufacturers equal to price decreases on inventory carried by ENTEX and provide ENTEX the ability to return, subject to certain conditions including restocking fees, slow moving products. Such price protection and stock balancing provisions provided through the Company's supply agreements or particular manufacturers' sales policies may provide only limited protection against inventory risks. The Company's suppliers have been decreasing the level of price protection and return privileges offered and there can be no assurance that such suppliers will not continue to further decrease or eliminate such protection in the future. Manufacturers experiencing financial difficulties may also be unable or unwilling to honor their price protection and stock balancing commitments. Further, the Company regularly disposes of excess and obsolete inventory at discounts to the Company's original purchase price. Although the Company sets up reserves for losses associated with the disposal of excess and obsolete items and records inventories net of these reserves, there can be no assurance that such reserves will be adequate. Changes in industry practices which increase the risks associated with maintaining high levels of inventory, the Company's inability to effectively manage its current and future inventory, or significant adjustments to the value of its inventory could materially and adversely affect the Company's business, operating results and financial condition. See "--Increased Competition from Direct Marketers," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Year 2000 Compliance. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. As the year 2000 approaches, each of these computer systems will be affected in some way by the rollover of the two digit year value to 00. If these systems are unable to properly recognize date sensitive information when the year changes to 2000, they could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for year 2000 compliance. Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these year 2000 costs will have a material adverse effect on the Company's business, operating results and financial condition. However, the Company is still analyzing its computer systems and, to the extent they are not fully year 2000 compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

     Rapid Technological Change. The personal computer products and services industry is subject to rapid technological change, evolving industry standards and frequent new product and service introductions. The Company must, on a timely and cost-effective basis, continuously respond to new product introductions. It must source such new products, develop and introduce new services which keep pace with technological developments and increasingly sophisticated network systems, and train its employees to provide the necessary services to support new products and systems. There can be no assurance that the Company will be able to source new products to meet customer demand, respond to technological developments in a timely manner, if at all, or that its service offerings will adequately meet the changing requirements of its customers and achieve market acceptance. Further, suppliers may restrict the Company's access to new products. The Company's failure to successfully source new products or develop and introduce new services which meet evolving customer needs could have a material adverse effect on the Company's business, operating results and financial condition.

     Control by Principal Stockholders. The directors and executive officers of the Company beneficially own approximately 82% of the outstanding shares of Common Stock. As a result, the directors and executive officers of the Company are able to control the election of members of the Company's Board of Directors and generally exercise control over the Company's corporate actions. In particular, Dort A. Cameron III, the Company's Chairman, and entities controlled by Mr. Cameron (the "Cameron Affiliates") exercise a high degree of control over the Company's actions. The Cameron Affiliates together beneficially own approximately

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77% of the outstanding shares of Common Stock. In addition, pursuant to certain provisions of a Stockholders' Agreement dated as of December 10, 1993 (as amended, the "Stockholders' Agreement"), the Cameron Affiliates have a right to purchase additional shares of Common Stock from certain employees of the Company (the "Participants") under certain circumstances. The Participants own approximately 18% of the outstanding shares of Common Stock and include John A. McKenna, Jr., Dale H. Allardyce and David J. Csira. Pursuant to the Stockholders' Agreement, in the event that a Participant's employment is terminated under certain circumstances, the Company will have an option to purchase such Participant's shares of Common Stock. However, if the Company is not able to pay the full amount of the total purchase price in cash in connection with its repurchase rights, the Company must assign its rights to the Cameron Affiliates. Further, pursuant to the Stockholders' Agreement, the Participants have agreed to vote in the same manner as the Cameron Affiliates in connection with certain transactions which are outside of the ordinary course of business and the Cameron Affiliates have agreed to vote their shares of Common Stock to elect a nominee of the Participants to the Board of Directors of the Company. Such concentration of ownership as well as the voting provisions of the Stockholders' Agreement may have the effect of delaying or preventing a change in control of the Company. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Transactions and Related Transactions."

     Anti-Takeover Effects. Certain provisions of the Company's Certificate of Incorporation, as amended, Bylaws and Delaware law may be deemed to have an anti-takeover effect. The Company's Certificate of Incorporation provides that the Board of Directors may issue additional shares of Common Stock without stockholder approval. The Company's Bylaws do not permit anyone other than the Board of Directors, the Chairman of the Board or the President to call special meetings of the stockholders. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, the statute prohibits a publicly-held Delaware corporation or a privately-held Delaware corporation with more than 2,000 stockholders from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Each of the foregoing provisions gives the Board of Directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests, including a takeover transaction that might result in a premium over the market price for the shares of Common Stock. See "Description of Company's Securities to be Registered."

     Absence of Dividends. The Company has never declared or paid any cash dividends on its Common Stock and does not presently intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently anticipates that it will retain future earnings for reinvestment in its business. Furthermore, the Company's Fourth Amended and Restated Agreement for Wholesale Financing, as amended from time to time (the "IBMCC Financing Agreement") with IBM Credit Corporation ("IBMCC") prohibits the Company from paying cash dividends on the Common Stock. See "-- High Degree of Leverage; Dependence on IBM Credit Corporation; Future Capital Needs."

     High Degree of Leverage; Dependence on IBM Credit Corporation; Future Capital Needs. The Company requires substantial working capital to fund its business and, in particular, to finance product inventory, accounts receivable and capital expenditures. To date, the Company has relied on several credit facilities to finance its business and its expansion. As a result, the Company is highly leveraged and at September 28, 1997 and June 29, 1997, the Company's total interest bearing outstanding debt was $374.7 million and $396.5 million, respectively. The Company has financed a significant portion of its working capital needs under the IBMCC Financing Agreement, a working capital line of credit of up to $525 million (the "IBMCC Working Capital Line of Credit"), the interest bearing portion of which was $333.3 million as of September 28, 1997. Borrowings under the IBMCC Working Capital Line of Credit are secured by the Company's assets, including certain accounts receivable, certain inventory and other assets. The amount of available borrowings under the IBMCC Working Capital Line of Credit may be increased for higher seasonal purchasing requirements and may be reduced or terminated by IBMCC upon 60 days prior notice. The IBMCC Financing Agreement is subject to annual renewal and expires September 15, 1998. There can be no assurance that IBMCC will not reduce amounts available under or terminate the IBMCC Working Capital Line of Credit or that IBMCC will renew the IBMCC Financing Agreement in any year. The IBMCC Financing Agreement provides for a term loan in the original principal amount of $20 million (the "IBMCC Long-Term Loan"), a short term loan in the original principal amount of $55 million (the "Short-Term Loan") and a special working capital advance in the original principal amount of $20 million (the "Special Working Capital Advance"). The IBMCC Long-Term Loan is required to remain outstanding unless there are no outstanding interest bearing advances under the IBMCC Financing Agreement. The Short-Term Loan has been repaid in full. The Company also maintains a vendor relationship with International Business Machines Corporation ("IBM"), of which IBMCC is an affiliate. There can be no assurance that any deterioration in the vendor-customer relationship between the Company and IBM will not adversely affect the Company's relationship with IBMCC or its ability to secure adequate working capital through IBMCC. In addition, from time to time, the Company has failed to comply with certain financial covenants of the IBMCC Financing Agreement. In the past, IBMCC has promptly waived such defaults. However, there can be no assurance that IBMCC will waive future breaches of such covenants. If IBMCC substantially reduces the amounts available under the IBMCC Working Capital Line of Credit or fails to renew or otherwise terminates the IBMCC Financing Agreement, the Company would be required to seek alternative sources of financing. No assurance can be given that such alternative financing will be available or if available, will be available on terms that are favorable to the Company. The Company's inability to procure such financing would have a material adverse effect on the Company's business, operating results and financial condition. In addition, if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default under the IBMCC Financing Agreement. At present, the Cameron Affiliates beneficially own approximately 77% of the outstanding shares of the capital stock of the Company. However, there can be no assurance that they will continue to do so.

     Substantially all of the Company's outstanding indebtedness is tied to the prime rate, including the IBMCC Working Capital Line of Credit which bears interest at the prime rate plus .50% and the other loans under the IBMCC Financing Agreement which bear interest at the prime rate plus 2.50%. The Company is not currently a party to any financial instruments which would mitigate the Company's exposure to increases in the prime interest rate. Accordingly, increases in the prime rate could adversely impact the Company's pretax income or otherwise materially and adversely affect the Company's business, operating results and financial condition. Also, there can be no assurance that the Company will be able to generate sufficient cash from operations to satisfy future interest and principal payments under its credit facilities. In the event that the Company is unable to meet its payment obligations or needs additional capital to fund its business, the Company would be required to seek alternative sources of financing or attempt to refinance its existing credit facilities. There can be no assurance that such alternative equity or debt funding would be available on terms acceptable to the Company, if at all. Under such circumstances, the Company's inability to procure additional funding or refinance existing indebtedness would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 2.  FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated statements of operations data set forth below with respect to the years ended July 2, 1995, June 30, 1996 and June 29, 1997 and the consolidated balance sheet data as of June 30, 1996 and June 29, 1997 are derived from the audited consolidated financial statements included elsewhere in this Registration Statement, which have been audited by KPMG Peat Marwick LLP. The consolidated statements of operations data as set forth below with respect to the year ended July 3, 1994 and the consolidated balance sheet data for the years ended July 3, 1994 and July 2, 1995 are derived from audited financial statements not included herein. The consolidated statements of operations data for the three months ended September 28, 1997 and September 29, 1996 and the consolidated balance sheet data as of September 28, 1997 are derived from unaudited financial statements included elsewhere in the Registration Statement. The balance sheet data as of September 29, 1996 is derived from unaudited financial statements which are not included elsewhere herein. The unaudited data has been prepared on the same basis as the audited financial statements appearing elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. The information set forth in this Registration Statement reflects a four-for-one stock dividend to holders of shares of the Company's Common Stock which occurred in November 1997. See Note 10 of Notes to Consolidated Financial Statements.

                                             THREE MONTHS ENDED                              YEARS ENDED
                                        -----------------------------   -----------------------------------------------------
                                        SEPTEMBER 28,   SEPTEMBER 29,    JUNE 29,      JUNE 30,       JULY 2,       JULY 3,
                                            1997            1996           1997          1996          1995         1994(1)
                                        -------------   -------------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product revenues....................   $   500,938     $   525,962    $ 2,126,973   $ 1,940,796   $ 1,342,323   $ 1,019,010
  Service revenues....................       105,901          71,674        353,624       207,511       130,940        75,917
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Total net revenues............       606,839         597,636      2,480,597     2,148,307     1,473,263     1,094,927
                                         -----------     -----------    -----------   -----------   -----------   -----------
Cost of revenues:
  Cost of products sold...............       450,781         482,716      1,922,826     1,764,775     1,236,940       917,939
  Cost of services provided...........        79,872          54,039        267,554       168,957       110,349        64,300
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Cost of revenues..............       530,653         536,755      2,190,380     1,933,732     1,347,289       982,239
                                         -----------     -----------    -----------   -----------   -----------   -----------
Product gross margin..................        50,157          43,246        204,147       176,021       105,383       101,071
Services gross margin.................        26,029          17,635         86,070        38,554        20,591        11,617
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Total gross margin............        76,186          60,881        290,217       214,575       125,974       112,688
Selling, general and administrative
  expenses............................        61,815          58,547        251,963       192,312       132,586       100,790
Nonrecurring stock compensation
  costs...............................            --              --             --        18,185            --            --
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Income (loss) from
          operations..................        14,371           2,334         38,254         4,078        (6,612)       11,898
  Interest expense, net...............         9,669           8,132         37,147        29,726        23,151        17,444
  Other income........................            --              --            462            --            --            --
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Income (loss) before income
          taxes.......................         4,702          (5,798)         1,569       (25,648)      (29,763)       (5,546)
Provision (benefit) for income
  taxes...............................             2              10             25            28          (509)       (2,225)
                                         -----------     -----------    -----------   -----------   -----------   -----------
        Net income (loss).............   $     4,700     $    (5,808)   $     1,544   $   (25,676)  $   (29,254)  $    (3,321)
                                         ===========     ===========    ===========   ===========   ===========   ===========
Net income (loss) per share...........   $       .14     $      (.18)   $       .04   $      (.82)  $      (.93)  $      (.12)
                                         ===========     ===========    ===========   ===========   ===========   ===========
Weighted average number of shares and
  dilutive common stock equivalents
  outstanding(2)......................    33,736,205      32,357,840     35,296,435    31,348,340    31,333,300    28,053,165

                                                                         FISCAL YEAR ENDED
                                                              ----------------------------------------------------
                                             SEPTEMBER 28,   JUNE 29,   JUNE 30,   JULY 2,    JULY 3,    AUGUST 6,
                                                 1997          1997       1996       1995       1994       1993
                                             -------------   --------   --------   --------   --------   ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................ 665,644      683,590    590,588    415,170    351,777         329,701
Total long-term liabilities.................  49,477       49,486     52,509     37,224     38,425          37,382
Stockholders' equity (deficit).............. (32,929)     (37,732)   (39,515)   (31,305)    (2,623)        (11,767)

---------------

(1) The statements of operations data for the Company's 1994 fiscal year presents the results of operations from August 6, 1993, the date the Company acquired the net assets of the domestic information systems business of JWP Inc.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the calculation of weighted average number of shares outstanding.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This section contains trend analysis and other forward-looking statements based on current expectations. Actual results may differ materially, due to a number of factors including those set forth in the section entitled "Business Factors" contained in Item 1 of this Registration Statement.

OVERVIEW

     ENTEX is a leading provider of PC solutions to meet the distributed information technology systems and end-user support requirements of Fortune 1000 companies and other large enterprises. The Company's total PC management capabilities include acquisition and procurement services and network, professional and other outsourcing service support for the PC-based network environment.

     During fiscal 1996 and 1997, the Company completed several acquisitions to improve its ability to meet customer demands for expanded service offerings, including (i) Random Access, Inc. ("Random Access"), a provider of information technology solutions through the sale of microcomputers and technical services to corporate and institutional clients in the western United States, and (ii) FCP Technologies, Inc. ("FCP"), a systems integrator specializing in network integration, migration and consulting services. Each acquisition was accounted for as a purchase and the results of each have been included in the consolidated financial statements since the date of the each acquisition. See Note 2 of Notes to Consolidated Financial Statements.

     The Company has two principal sources of revenues: product revenues and service revenues. Product revenues include acquisition and procurement of personal computer and network products, software and peripherals. Service revenues include configuration services, network and professional services, migration services, outsourcing services, PC and network operation support services, on-site and centrally located help desk services, as well as asset management services. ENTEX has expanded rapidly, growing from $1.1 billion in total net revenues for the eleven months in fiscal 1994 to $2.5 billion in total net revenues in fiscal 1997. While product revenues have historically accounted for more than 80% of total net revenues, service revenues have grown in absolute dollar terms and as a percentage of total net revenues in each fiscal year since the Company's inception.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of total net revenues represented by the items in the Company's statements of operations for the period indicated:

                                                   THEE MONTHS ENDED                FISCAL YEAR ENDED
                                                -----------------------     ---------------------------------
                                                SEPT. 28,     SEPT. 29,     JUNE 29,     JUNE 30,     JULY 2,
                                                  1997          1996          1997         1996        1995
                                                ---------     ---------     --------     --------     -------
Net revenues:
  Product revenues............................     82.5%         88.0%         85.7%        90.3%       91.1%
  Service revenues............................     17.5          12.0          14.3          9.7         8.9
                                                    ---           ---           ---          ---         ---
          Total net revenues..................    100.0         100.0         100.0        100.0       100.0
Cost of revenues..............................     87.4          89.8          88.3         90.0        91.4
                                                    ---           ---           ---          ---         ---
Gross margin(1)...............................     12.6          10.2          11.7         10.0         8.6
Selling, general and administrative
  expenses....................................     10.2           9.8          10.2          9.0         9.0
Nonrecurring stock compensation costs.........       --            --            --          0.8          --
                                                    ---           ---           ---          ---         ---
Income (loss) from operations.................      2.4           0.4           1.5          0.2       (0.4)
Interest expense, net.........................      1.6           1.4           1.4          1.4         1.6
Income (loss) before income taxes.............      0.8         (1.0)           0.1        (1.2)       (2.0)
Provision (benefit) for income taxes..........       --            --            --           --          --
                                                    ---           ---           ---          ---         ---
Net income (loss).............................      0.8%        (1.0)%          0.1%       (1.2)%      (2.0)%
                                                    ===           ===           ===          ===         ===

---------------

(1) Product gross margin as a percentage of product revenues and service gross margin as a percentage of service revenue for each period was as follows:

                                                  THREE MONTHS ENDED                FISCAL YEAR ENDED
                                                -----------------------     ---------------------------------
                                                SEPT. 28,     SEPT. 29,     JUNE 29,     JUNE 30,     JULY 2,
                                                  1997          1996          1997         1996        1995
                                                ---------     ---------     --------     --------     -------
Product gross margin..........................     10.0%          8.2%          9.6%         9.1%        7.9%
Services gross margin.........................     24.6          24.6          24.3         18.6        15.7

  Three Months Ended September 28, 1997 Compared to Three Months Ended September 29, 1996

     The Company's net income improved in the three months ended September 28, 1997 to $4.7 million compared to a net loss of $5.8 million in the three months ended September 29, 1996. The improvement was a result of an increase in product gross margins attributable to improved controls over vendor programs and a higher percentage of services in the revenue base.

     Product revenues. Product revenues were $500.9 million for the three months ended September 28, 1997 as compared to $526.0 million for the three months ended September 29, 1996, a decrease of $25.1 million or 4.8%. While the Company experienced overall unit growth in sales of desktops, laptops and server units during the three months ended September 28, 1997, the revenue decline reflects price reductions in average sales price driven by lower manufacturer prices and intense competition.

     Service revenues. Service revenues were $105.9 for the three months ended September 28, 1997 as compared to $71.7 million for the three months ended September 29, 1996, an increase of $34.2 million or 47.8%. Service revenues as a percentage of total net revenues increased to 17.5% for the three months ended September 28, 1997 as compared to 12.0% in the three months ended September 29, 1996. These increases reflect increase in demand from existing customers and the addition of new large accounts. The Company is focused on continuing to increase service revenue as a percentage of total net revenues.*

     Gross margins. Total gross margins increased to 12.6% for the three months ended September 28, 1997 as compared to 10.2% for the three months ended September 29, 1996. This increase was due primarily to the revenue growth in the higher margin service business. Product gross margin increased to 10.0% or $50.2 million for the three months ended September 28, 1997 as compared to 8.2% or $43.2 million for the three months ended September 29, 1996. These increases reflect the Company's efforts to improve product margins through improved controls over price protection arrangements and vendor allowances and to a lesser extent, the Company's involvement in certain manufacturers' programs designed to increase sales of specific products. Future product margins may be adversely influenced by manufacturers' pricing strategies and increased competition.* Service margins remained constant over the periods at 24.6%, reflecting an improved mix of services, partially offset by pricing pressures.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $61.8 million for the three months ended September 28, 1997 as compared to $58.5 million for the three months ended September 29, 1996, an increase of $3.3 million or 5.6%. The increase resulted from expenditures in support of the Company's growth in services including investments in the enterprise-wide technology infrastructure to support operations.

     Income from Operations. Income from operations was $14.4 million for the three months ended September 28, 1997 as compared to $2.3 million in the three months ended September 29, 1996, an increase of $12.1 million. The increase reflects significant improvements in gross margins partially offset by increases in selling, general and administrative expenses to support business expansion.

     Interest expense, net. Net interest expense increased to $9.6 million for the three months ended September 28, 1997 as compared to $8.1 million for the three months ended September 29, 1996, an increase of $1.5 million or 18.9%. The increase was driven by an increase in borrowing rates under the Company's credit agreements and the prime rate in addition to increased working capital needs.

     Provisions for income taxes. The Company utilized net operating loss carryforwards to offset federal income tax requirements for the three months ended September 28, 1997 and September 29, 1996. Although the Company recognized net income for the three months ended September 28, 1997, based on the history of negative pretax earnings, the Company has determined that it would be prudent to maintain the valuation reserve against the deferred tax asset until it can sustain several quarters of profitable operations. While the Company considered the improved operations over the course of fiscal year 1997, the Company did not believe that two quarters of profitable operations following two years of fairly unprofitable operations was sufficient to conclude that it was more likely than not that the deferred tax asset would be realized. The Company will reevaluate the foregoing premise in connection with future periods.

     Net income. As a result of the factors mentioned above, net income for the three months ended September 28, 1997 was $4.7 million as compared to a net loss of $5.8 million for the three months ended September 29, 1996.

  Fiscal 1997 Compared to Fiscal 1996

     The Company's net income improved in fiscal 1997 to $1.5 million compared to a net loss of $25.7 million in fiscal 1996. The improvement resulted from an increase in product gross margins attributable to improved controls over vendor programs, an increased percentage of higher margin services in the revenue base and the effect of a non-recurring stock compensation charge in 1996.

     Product revenues. Product revenues were $2.1 billion in fiscal 1997 as compared to $1.9 billion in fiscal 1996, an increase of $186.2 million or 9.6%. The increase was primarily due to an increase of $159 million in equipment sales and a $27 million increase in software sales. The increase in equipment sales reflected the sale of more desktops, laptops and server units to existing customers as well as new customers, although at a lower average sales price due to manufacturers' price reductions.

---------------

     * This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Business Factors" contained in Item 1 of this Registration Statement, for a discussion of factors that could affect future performance. The reader is cautioned that other sentences and sections not so identified may also contain forward-looking information.

     Service revenues. Service revenues were $353.6 million in fiscal 1997 as compared to $207.5 million in fiscal 1996, an increase of $146.1 million or 70.4%. The increase was due to higher professional service and outsourcing revenues which were favorably affected by the acquisition of FCP, increased sales to existing customers and the addition of new customers. An increase in unit volume of products sold, such as desktops and laptops, also contributed to the growth in service revenues which the Company believes will continue to create demand for services such as configuration and installation.* The Company's emphasis on growing service revenues was reflected in the growth of service revenues as a percentage of total net revenues from 9.7% in fiscal 1996 to 14.3% in fiscal 1997.*

     Gross margins. Total gross margins increased to 11.7% in fiscal 1997 from 10.0% in fiscal 1996, primarily due to the increased product and service revenues, improved cost controls and increased service revenues in the mix of products sold. Product gross margins were 9.6% in fiscal 1997 as compared to 9.1% in fiscal 1996. The increase in product gross margins was primarily due to the Company's efforts to improve controls over price protection arrangements and vendor allowances and to a lesser extent the Company's involvement in certain manufacturers' programs designed to increase sales of specific products. The increase was partially offset by competitive pricing strategies. Service gross margins increased to 24.3% in fiscal 1997 from 18.6% in fiscal 1996 as a result of pricing changes, a greater mix of higher margin professional services and the Company's ability to further utilize its service personnel.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $252.0 million in fiscal 1997 as compared to $192.3 million in fiscal 1996, an increase of $59.7 million or 31.1%. The increase was in support of the Company's growth in services including investments in enterprise-wide technology infrastructure to support operations.

     Income from Operations. Income from operations was $38.3 million in fiscal 1997 as compared to $4.1 million in fiscal 1996, an increase of $34.2 million. This increase was due to overall improved profit margins and the effect of nonrecurring stock compensation costs of $18.2 million which were recorded in fiscal 1996.

     Interest expense, net. Net interest expense was $37.1 million in fiscal 1997 as compared to $29.7 million in fiscal 1996, an increase of $7.4 million or 25.0%. The increase was due to increased interest rates charged to the Company by lenders and increased financing to support revenue growth.

     Provisions for income taxes. The Company utilized net operating loss carryforwards to offset federal income tax requirements for the fiscal years 1997 and 1996. Although the Company recognized net income for fiscal 1997, based on the history of negative pretax earnings, the Company has determined that it would be prudent to maintain the valuation reserve against the deferred tax asset until it can sustain several quarters of profitable operations. While the Company considered the improved operations over the course of fiscal year 1997, the Company did not believe that two quarters of profitable operations following two years of fairly unprofitable operations was sufficient to conclude that it was more likely than not that the deferred tax asset would be realized. The Company will reevaluate the foregoing premise in connection with future periods.

     Net income. As a result of the factors mentioned above, net income was $1.5 million in fiscal 1997 as compared to a loss of $25.7 million in fiscal 1996.

  Fiscal 1996 Compared to Fiscal 1995

     Product revenues. Product revenues were $1.9 billion in fiscal 1996 as compared to $1.3 billion in fiscal 1995, an increase of $598.5 million or 44.6%. This increase was primarily due to successful sales and marketing efforts and increased product sales to existing customers as well as sales to new customers and the acquisition of Random Access.

     Service revenues. Service revenues were $207.5 million in fiscal 1996 as compared to $130.9 million in fiscal 1995, an increase of $76.6 million or 58.5%. The increase was primarily due to successful sales and marketing efforts and increased sales to existing customers and new customers.

---------------

     * This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Business Factors" contained in Item 1 of this Registration Statement, for a discussion of factors that could affect future performance. The reader is cautioned that other sentences and sections not so identified may also contain forward-looking information.

     Gross margins. Total gross margins increased to 10.0% in fiscal 1996 from 8.6% in fiscal 1995, primarily due to the increase in both product and service gross margins. Product gross margins were 9.1% in fiscal 1996 as compared to 7.9% in fiscal 1995. Product gross margins were favorably impacted by increased sales of higher margin network products. Service gross margins were 18.6% in fiscal 1996 as compared to 15.7% in fiscal 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $192.3 million in fiscal 1996 as compared to $132.6 million in fiscal 1995, an increase of $59.7 million or 45%. The increase reflected the integration of Random Access into the Company's operations and investment in the Company's configuration capabilities, order processing enhancements and enterprise-wide technology infrastructure upgrades.

     Non-recurring stock compensation costs. Stock compensation costs in fiscal 1996 were $18.2 million, consisting of $16.2 million related to remeasurement of compensation expense to fair market value and the assumption of $2.0 million in estimated tax withholding.

     Income from Operations. Income from operations, exclusive of nonrecurring stock compensation costs, was $22.3 million in fiscal 1996, as compared to a loss of $6.6 million in fiscal 1995.

     Interest expense, net. Net interest expense was $29.7 million in 1996 as compared to $23.1 million in 1995, an increase of $6.6 million or 28.4%. The increase was primarily due to higher borrowings to finance increased working capital requirements, partially offset by lower effective interest rates.

     Net loss. As a result of the factors mentioned above, the Company experienced a net loss of $25.7 million in 1996 as compared to a net loss of $29.3 million in 1995. Exclusive of stock compensation costs, the Company's net loss in fiscal 1996 was $7.5 million.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly statements of operations data for the five quarters ended September 28, 1997, as well as such data expressed as a percentage of total net revenues. The unaudited data has been prepared on the same basis as the audited financial statements appearing elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such statement of operations data should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto appearing elsewhere herein. The operating results for any quarter are not indicative of the operating results for any future period.

                                                                      THREE MONTHS ENDED
                                            -----------------------------------------------------------------------
                                            SEPTEMBER 28,    JUNE 29,    MARCH 31,    DECEMBER 31,    SEPTEMBER 29,
                                                1997           1997        1997           1996            1996
                                            -------------    --------    ---------    ------------    -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues:
  Product revenues.......................     $ 500,938      $542,032    $ 506,370      $552,609        $ 525,962
  Service revenues.......................       105,901       104,356       92,824        84,770           71,674
                                               --------      --------     --------      --------         --------
         Total net revenues..............       606,839       646,388      599,194       637,379          597,636
                                               --------      --------     --------      --------         --------
Cost of revenues:
  Cost of products sold..................       450,781       482,841      456,088       501,181          482,716
  Cost of services provided..............        79,872        78,844       71,161        63,510           54,039
                                               --------      --------     --------      --------         --------
         Cost of revenues................       530,653       561,685      527,249       564,691          536,755
                                               --------      --------     --------      --------         --------
Product gross margin.....................        50,157        59,191       50,282        51,428           43,246
Services gross margin....................        26,029        25,512       21,663        21,260           17,635
                                               --------      --------     --------      --------         --------
         Total gross margin..............        76,186        84,703       71,945        72,688           60,881
Selling, general and administrative
  expenses...............................        61,815        64,698       61,811        66,907           58,547
                                               --------      --------     --------      --------         --------
Income from operations...................        14,371        20,005       10,134         5,781            2,334
Interest expense, net....................         9,669         9,839        9,418         9,758            8,132
Other income.............................            --           462           --            --               --
                                               --------      --------     --------      --------         --------
         Income (loss) before income
           taxes.........................         4,702        10,628          716        (3,977)          (5,798)
Provision (benefit) for income taxes.....             2             1            9             5               10
                                               --------      --------     --------      --------         --------
         Net income (loss)...............     $   4,700      $ 10,627    $     707      $ (3,982)       $  (5,808)
                                               ========      ========     ========      ========         ========

                                                                        THREE MONTHS ENDED
                                              -----------------------------------------------------------------------
                                              SEPTEMBER 28,    JUNE 29,    MARCH 31,    DECEMBER 31,    SEPTEMBER 29,
                                                  1997           1997        1997           1996            1996
                                              -------------    --------    ---------    ------------    -------------
Net revenues:
  Product revenues.........................        82.5%          83.9%       84.5%          86.7%           88.0%
  Service revenues.........................        17.5           16.1        15.5           13.3            12.0
                                                   ----           ----        ----           ----            ----
         Total net revenues................       100.0          100.0       100.0          100.0           100.0
Cost of revenue............................        87.4           86.9        88.0           88.6            89.8
                                                   ----           ----        ----           ----            ----
Gross margin(1)............................        12.6           13.1        12.0           11.4            10.2
Selling, general and administrative
  expenses.................................        10.2           10.0        10.3           10.5             9.8
                                                   ----           ----        ----           ----            ----
Income from operations.....................         2.4            3.1         1.7            0.9             0.4
Interest expense, net......................         1.6            1.5         1.6            1.5             1.4
Other income...............................          --             --          --             --              --
                                                   ----           ----        ----           ----            ----
  Income (loss) before income taxes........         0.8            1.6         0.1           (0.6)           (1.0)
Provision (benefit) for income taxes.......         0.0             --          --             --              --
                                                   ----           ----        ----           ----            ----
  Net income (loss)........................         0.8%           1.6%        0.1%          (0.6)%          (1.0)%
                                                   ====           ====        ====           ====            ====

---------------

(1) Product gross margin as a percentage of product revenues and services gross margin as a percentage of service revenue for each period were as follows:

                                                                        THREE MONTHS ENDED
                                              -----------------------------------------------------------------------
                                              SEPTEMBER 28,    JUNE 29,    MARCH 31,    DECEMBER 31,    SEPTEMBER 29,
                                                  1997           1997        1997           1996            1996
                                              -------------    --------    ---------    ------------    -------------
Product gross margin.......................        10.0%         10.9%         9.9%          9.3%             8.2%
Services gross margin......................        24.6          24.4         23.3          25.1             24.6

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations with borrowings under various credit lines. Cash provided by (used in) operating activities was $21.1 million, $(26.1) million, $(74.7) million and $(10.1) million during the three months ended September 28, 1997 and in fiscal years 1997, 1996 and 1995, respectively. Cash provided by operations during the three months ended September 28, 1997 resulted primarily from net income of $4.7 million, depreciation and other non-cash charges to income, and from changes in operating assets and liabilities. Cash used in operations in fiscal years ended June 29, 1997 and June 30, 1996, respectively, increased due to greater working capital requirements resulting from higher revenues. For fiscal year ended 1995, cash used in operations increased primarily due to a net loss of $29.3 million which was partially offset by a decrease in net working capital requirements.

     Cash (used in) investing activities was $(4.2) million, $(27.8) million, $(33.1) million and $(9.0) million during the three months ended September 28, 1997 and in fiscal years 1997, 1996 and 1995, respectively. Cash was used during these periods for capital expenditures and for acquisitions.

     Cash provided from (used in) financing activities was $(22.4) million, $57.2 million, $108.3 million and $19.9 million during the three months ended September 28, 1997 and in fiscal years 1997, 1996 and 1995, respectively. The fluctuations in cash from financing activities during these periods resulted primarily from changes in the Company's borrowings to support the business growth.

     As of September 28, 1997, the Company's primary source of liquidity consisted of various financing provided by IBMCC and an inventory financing facility with FINOVA Capital Corporation ("FINOVA"). The IBMCC Financing Agreement provides for borrowings under the IBMCC Working Capital Line of Credit, the interest bearing portion of which was $333.3 million as of September 28, 1997. The amount of available borrowings under the IBMCC Financing Agreement may be increased for higher seasonal purchasing requirements, and may be reduced or terminated by IBMCC upon 60 days prior written notice. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at the prime rate plus .50% (9.0% at September 28, 1997). Borrowings under the IBMCC Financing Agreement are secured by the Company's assets, including certain accounts receivable, certain inventories and other assets. The agreement is subject to annual renewal and expires September 15, 1998.

     In connection with the Company's acquisition of Random Access in September 1995, the IBMCC Financing Agreement was amended to provide for the IBMCC Long-Term Loan in the original principal amount of $20 million. The IBMCC Long-Term Loan is required to remain outstanding unless there are no outstanding interest bearing advances under the IBMCC Financing Agreement. The IBMCC Financing Agreement was further amended in December 1996 and July 1997 to provide for the Short-Term Loan in the original principal amount of $55 million and the Special Working Capital Advance in the original principal amount of $20 million. The Short-Term Loan was repaid in full subsequent to September 28, 1997. Amounts outstanding under the IBMCC Long-Term Loan and Special Working Capital Advance bear interest at the prime rate plus 2.50% (11.0% at September 28, 1997). At September 28, 1997, $17.3 million of principal was outstanding under the IBMCC Long-Term Loan, $27.5 million of principal was outstanding under the Short-Term Loan and $20.0 million of principal was outstanding under the Special Working Capital Advance.

     As of September 28, 1997, the Company had $110 million available for borrowing under its inventory line of credit with FINOVA. The line of credit is secured by the Company's inventory financed by FINOVA. At September 28, 1997, the principal amount outstanding under this line of credit was $70 million. Under the terms of the agreement with FINOVA, the Company pays no interest on this borrowing.


     The IBMCC Financing Agreement provides that if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default under the IBMCC Financing Agreement. In addition, the IBMCC Financing Agreement contains restrictive covenants which require the Company to, among other things,
(i) maintain a ratio of current assets to current liabilities of at least 0.83 to 1.00; (ii) maintain the total liabilities minus the aggregate outstanding principal amount of certain indebtedness during each fiscal year at an amount no greater than $800 million; (iii) not permit the sum of tangible net worth plus the aggregate outstanding principal amount of certain indebtedness to be less than $60 million for the fiscal quarter ended December 1997, $48.2 million for the fiscal quarter ended March 1998 and $38.7 million for all periods thereafter; (iv) not permit the ratio of EBIT for interest expense for the period of two consecutive fiscal quarters then ended to be less than 1.40 to
1.00 for the fiscal quarter ended December 1997, 1.60 to 1.00 for the fiscal quarter ended March 1998 and 1.70 to 1.00 for each fiscal quarter thereafter;
(v) not permit the consolidated net income for the fiscal quarter ended
December 1997 to be less than .70% of sales for such fiscal quarter and for any fiscal quarter thereafter to be less than 1.00% of sales for such fiscal quarter; (iv) not permit the aggregate amount of capital expenditures made in any fiscal year to exceed $30 million net of dispositions related to such capital expenditures; and (vii) maintain working capital of at least $100.5 million for the fiscal quarter ended December 1997, $92.3 million for the fiscal quarter ended March 1998 and at least $83.8 million for periods thereafter. The Company is currently in compliance with all of these restrictive covenants.

     In addition, the IBMCC Financing Agreement prohibits the Company from paying cash dividends on Common Stock.

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is complex since virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the year 2000 compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1999, allowing adequate time for testing.* Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these year 2000 costs will have a material adverse effect on the Company's business, operating results and financial condition. However, the Company is still analyzing its computer systems and, to the extent they are not fully year 2000 compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

     The Company has committed approximately $1.0 million toward capital expenditures for the fiscal year ended June 28, 1998. The Company believes its current cash balances and its available credit facilities will be sufficient to meet its anticipated cash needs for capital expenditures for the next 12 months.* The Company intends to continue to finance a significant portion of its working capital needs through credit facilities. The Company believes that it may seek to raise additional funds through public or private equity or debt financing or from other sources to support the future growth of the business. However, there can be no assurance that the Company will be able to raise such additional funding.

ITEM 3. PROPERTIES

     The Company's headquarters are located in Rye Brook, New York, where the Company leases approximately 31,200 square feet of office space under a lease which expires on May 30, 2002 and approximately 12,100 square feet under a lease which expires December 31, 1998. In addition, the Company owns a 255,000 square foot facility in Erlanger, Kentucky which serves as the Company's integration center. The Company also leases approximately 151,949 square feet of office space in Mason, Ohio, which houses the Company's NSC, including its CAC, Solution Line, dispatch services and training centers. The lease for such property expires on July 17, 2005. The Company leases approximately 19,200 square feet of office space in Canton, Massachusetts to accommodate the Company's data processing and credit and collections departments under a lease which expires June 30, 1998.

     The Company leases additional office space for sales, services and support staff in various states. The Company believes that alternate office space is available on comparable terms in each location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of November 30, 1997 for
(i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company, (ii) each of the Company's directors, (iii) each of the Named Officers (as defined below), and
(iv) all

---------------

  *This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Business Factors" contained in Item 1 of this Registration Statement, for a discussion of factors that could affect future performance. The reader is cautioned that other sentences sections not so identified may also contain forward-looking information.

directors and executive officers of the Company as a group and reflects the nine-for-one stock dividend of Common Stock effected by the Company on August 15, 1995 and the four-for-one stock dividend of Common Stock effected by the Company on November 25, 1997:

                                                                           SHARES BENEFICIALLY
                                                                                 OWNED(1)
                                                                          ----------------------
                   NAME OF GROUP OR BENEFICIAL OWNERS                       NUMBER       PERCENT
------------------------------------------------------------------------  ----------     -------
Dort A. Cameron III(2)
  c/o Entex Information Services, Inc.
       Six International Drive
       Rye Brook, NY 10573..............................................  25,000,000       77.2%
IBM Credit Corporation(3)
  1133 Westchester Avenue
  White Plains, NY 10604................................................   2,436,055        7.4%
John A. McKenna, Jr.(4)(5)..............................................     666,650        2.1%
Kenneth Ghazey(6).......................................................     333,333        1.0%
Dale H. Allardyce(7)....................................................     300,000          *%
David J. Csira(5)(8)....................................................     233,333          *%
Richard Nathanson.......................................................          --         --
R. Randolph Devening(9).................................................      26,239          *%
Linwood A. (Chip) Lacy, Jr.(10).........................................      26,239          *%
Frank W. Miller.........................................................      13,740          *%
All directors and executive officers as a group (11 persons)(11)........  26,924,534       82.1%

---------------

  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, pursuant to the Stockholders' Agreement and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. See "Business -- Business Factors -- Control by Principal Stockholders" and "Description of Company's Securities to be Registered."

 (2) Includes 21,500,000 shares registered in the name of ENTEX Associates L.P. Dort A. Cameron III is the sole stockholder of the Putnam Group, Inc., the general partner of ENTEX Associates L.P. Includes 1,851,850 shares currently owned by Mr. Cameron which are subject to an immediately exercisable option to purchase such shares which Mr. Cameron granted to IBMCC. See "Certain Relationships and Related Transactions."

 (3) Includes 1,851,850 shares of Common Stock currently owned by Mr. Cameron which are subject to an option immediately exercisable by IBMCC to purchase such shares and 584,205 shares of the Company's Common Stock subject to an immediately exercisable warrant. See "Certain Relationships and Related Transactions."

 (4) Excludes 1,695,120 shares of the Company's Common Stock which are subject to unvested options.

 (5) Pursuant to the Stockholders' Agreement, in the event that Mr. McKenna's or Mr. Csira's employment is terminated for any reason, the Company shall have a right to purchase all shares of Common Stock owned by him. If the Company is unable to purchase such shares in cash, the Cameron Affiliates will have a right to purchase such shares. See "Business -- Business
     Factors -- Control by Principal Stockholders" and "Certain Relationships and Related Transactions."

 (6) Includes 333,333 shares of the Company's Common Stock currently owned by Mr. Ghazey which are subject to an option exercisable within 60 days of November 30, 1997.

 (7) Pursuant to the Stockholders' Agreement, in the event Mr. Allardyce's employment is terminated as a result of death or disability, the Company shall have the right to purchase and Mr. Allardyce or his legal representative shall have the right to require the Company to purchase all of his shares of Common Stock. In the event Mr. Allardyce's employment is terminated for cause, the Company shall have a right to purchase all of his shares of Common Stock. See "Business -- Business Factors -- Control by Principal Stockholder" and "Certain Relationships and Related Transactions."

 (8) Includes 33,333 shares of the Company's Common Stock currently owned by Mr. Csira which are subject to an option exercisable within 60 days of November 30, 1997.

 (9) Includes 12,499 shares of the Company's Common Stock currently owned by Mr. Devening which are subject to an option exercisable within 60 days of November 30, 1997.

(10) Includes 12,499 shares of the Company's Common Stock currently owned by Mr. Lacy which are subject to an option exercisable within 60 days of November 30, 1997.

(11) Includes 391,664 shares of the Company's Common Stock which are subject to options exercisable within 60 days of November 30, 1997.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

MANAGEMENT -- EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEE

     The executive officers, directors and other key employees of the Company, and their ages and positions as of November 30, 1997, are as follows:

                NAME                   AGE                            POSITION
-------------------------------------  ---     ------------------------------------------------------
Dort A. Cameron III..................  52      Chairman of the Board of Directors
John A. McKenna, Jr..................  42      President, Chief Executive Officer and Director
Kenneth Ghazey.......................  41      Executive Vice President, Finance and Administration,
                                               Chief Financial Officer and Director
Dale H. Allardyce....................  48      Executive Vice President, Operations
David J. Csira.......................  40      Executive Vice President, Field Operations
Philip R. Johnson....................  49      Senior Vice President, Human Resources
John Lyons...........................  44      Senior Vice President, Sales and Marketing
Richard Nathanson....................  40      Senior Vice President, Services
R. Randolph Devening(1)..............  55      Director
Linwood A. (Chip) Lacy, Jr.(1).......  52      Director
Frank W. Miller(1)...................  52      Director

---------------

(1) Member of the Audit and Compensation Committees.

     Mr. Cameron co-founded the Company in August 1993, and has served as a director and Chairman of the Board of the Company since its formation. From October 1988 to the present, Mr. Cameron has served as the managing general partner of EBD, L.P., the general partner of The Airlie Group, L.P., a private investment limited partnership; from June 1984 to the present, as the general partner of BMA, the general partner of Investment Limited Partnership, a private investment limited partnership; and from December 1995 to the present, as managing member of Airlie Enterprises LLC, a private consulting company ("Airlie Enterprises"). Mr. Cameron holds a B.A. from Middlebury College and an M.B.A. from Boston University. In 1983, Mr. Cameron was diagnosed with multiple sclerosis. See "Business -- Business Factors -- Need to Recruit and Retain Management, Technical and Sales Personnel" and "-- Control by Principal Stockholders."

     Mr. McKenna co-founded the Company in August 1993, and has served as a Director and as President of the Company since its inception and as Chief Executive Officer since April 1996. From March 1989 to March 1993, Mr. McKenna held various positions with JWPIS, including Executive Vice President of Sales and Marketing, President of the Integration Services Division, and most recently as Senior Executive Vice President. Mr. McKenna holds a B.A. from Trinity College.

     Mr. Ghazey joined the Company as Executive Vice President, Finance and Administration, Chief Financial Officer and Director in January 1997. Mr. Ghazey served as President, Chief Operating Officer and a Director for Darling International, a publicly-owned food waste recycler, from 1993 to December 1996, and as Executive Vice President, Chief Financial Officer and Treasurer of Darling International from 1990 to 1992. Mr. Ghazey is a Certified Public Accountant and holds a B.S. in accounting from the University of Vermont.

     Mr. Allardyce joined the Company in February 1995 as Executive Vice President, Operations. From January 1993 to February 1995, Mr. Allardyce served as Senior Vice President of the TSI Business Unit at THORN Americas, Inc., a consumer rental company. From March 1982 to December 1992, Mr. Allardyce was employed by The Southland Corporation, an operator of convenience stores, most recently as Vice President of Distribution, Manufacturing and Procurement. Mr. Allardyce holds a B.B.A. in Industrial Management from the University of Texas.

     Mr. Csira joined the Company as Vice President, West Operations in August 1993 in connection with the acquisition of JWPIS and served as Senior Vice President, West Operations from October 1995 to November 1996 and has served as Executive Vice President, Operations since November 1996. From July 1989 to August 1993, Mr. Csira served in various sales and management positions with JWPIS, most recently as Vice President, West Operations. Prior to joining JWPIS, Mr. Csira served as Vice President of sales for Clancy-Paul, a New Jersey-based computer reseller. Mr. Csira holds a B.S. in Business Administration from the University of Southern California.

     Mr. Johnson joined the Company in November 1994 as Senior Vice President, Human Resources. From May 1993 to May 1994, Mr. Johnson served as Senior Vice President, Human Resources, Corporate for R.H. Macy, Inc., a department store operator. From April 1991 to May 1993, Mr. Johnson served as Senior Vice President, Human Resources for Saks Fifth Avenue, a specialty store operator. Mr. Johnson holds a B.S. in Industrial Engineering and an M.B.A. from the University of Florida.

     Mr. Lyons joined the Company in April 1994 as Vice President, Marketing and has served as Senior Vice President, Sales and Marketing since October 1996. From August 1993 until March 1994, Mr. Lyons was Vice President, Sales and Marketing for Carrabassett Spring Water. From July 1976 to July 1993, Mr. Lyons held various sales and marketing management positions at IBM. Mr. Lyons holds a B.S. in marketing from Syracuse University.

     Mr. Nathanson joined the Company in July 1996 as Senior Vice President, Network and Professional Services in connection with the Company's acquisition of FCP, a network integration and professional services consulting firm and has served as Senior Vice President, Services since April 1997. From February 1984 to July 1996, Mr. Nathanson served as President and Chief Executive Officer of FCP.

     Mr. Devening has served as a Director of the Company since June 1996. Since August 1994, Mr. Devening has served as Chairman, President and Chief Executive Officer of Foodbrands America, Inc., a diversified food manufacturing company. From April 1993 to July 1994, Mr. Devening served as Vice Chairman and Chief Financial Officer of Fleming Companies, Inc., a food distribution and marketing company. From July 1989 to March 1993, Mr. Devening served as Executive Vice President and Chief Financial Officer at Fleming Companies, Inc. Mr. Devening holds a B.A. from Stanford University and an M.B.A. from the Harvard Graduate School of Business. Mr. Devening serves as a director of Hancock Fabrics Inc., as well as numerous private companies.

     Mr. Lacy has served as a Director of the Company since June 1996. From July 1985 until May 1996, Mr. Lacy served as the Chief Executive Officer and Chairman of Ingram Micro Inc. and its predecessor company Micro D Inc., a distributor of microcomputer products. From December 1993 to January 1996, Mr. Lacy served as President of Ingram Industries, the holding company of Ingram Micro Inc., and continues to serve as a director of Ingram Industries. From June 1995 to April 1996, he served as the Chief Executive Officer of Ingram Industries. From October 1996 to October 1997, Mr. Lacy served as President and Chief

Executive Officer of MicroWarehouse, a direct marketer of computer products. Mr. Lacy holds a B.S. in Chemical Engineering and an M.B.A. from the University of Virginia. Mr. Lacy serves as a director of Earthlink and Micro Warehouse.

     Mr. Miller has served as a Director of the Company since September 1994. Since January 1995, Mr. Miller has served as President of Miller Associates, Inc., a management consulting firm. From February 1990 to December 1994, Mr. Miller served as the Vice Chairman and Chief Executive Officer of Darling International, a publicly owned food waste recycling company. Mr. Miller holds a B.S. in Industrial Management from the Lowell Technological Institute. Mr. Miller serves on the boards of directors of several private companies.

     The Company currently has six directors. All directors serve on the Board of Directors of the Company until the next annual meeting of the stockholders of the Company, and until their successors are elected and qualified. There are no family relationships among any of the directors or executive officers of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

     In June 1996, the Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee is currently comprised of Messrs. Devening, Lacy and Miller and is chaired by Mr. Miller. The Audit Committee oversees the activities of the Company's independent auditors and reviews the Company's internal accounting procedures and controls. The Compensation Committee is currently comprised of Messrs. Devening, Lacy and Miller and is chaired by Mr. Devening. The Compensation Committee makes recommendations to the Board of Directors with respect to general compensation and benefit levels and other related matters, reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock purchase and stock option plans and makes recommendations to the Board of Directors regarding such matters.

ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid by the Company during the Company's fiscal year ending June 29, 1997 to the Company's Chief Executive Officer, and each of the Company's four other most highly compensated executive officers (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARD
                                                                                          ------------
                                                                 ANNUAL COMPENSATION       SECURITIES
                                                     FISCAL     ---------------------      UNDERLYING
            NAME AND PRINCIPAL POSITION               YEAR      SALARY($)     BONUS($)     OPTIONS(1)
---------------------------------------------------  ------     ---------     -------     ------------
John A. McKenna, Jr. ..............................   1997       357,199      150,171             --
  President and Chief Executive Officer
Kenneth Ghazey(2)..................................   1997       130,246           --        880,000
  Executive Vice President, Finance and
     Administration, and Chief Financial Officer
Dale H. Allardyce..................................   1997       239,623      135,371             --
  Executive Vice President, Operations
David J. Csira.....................................   1997       226,999      116,877        100,000
  Executive Vice President, Field Operations
Richard Nathanson..................................   1997       258,048      193,787(3)     187,395
  Senior Vice President, Services

---------------

(1) The stock options listed in the table represent options to purchase Common Stock of the Company under the Company's 1996 Performance Incentive Plan ("PIP") or the Company's 1996 Stock Option Plan (the "EIS Plan") and reflect the nine-for-one stock dividend of Common Stock effected by the Company on August 15, 1995 and the four-for-one stock dividend of Common Stock effected by the Company on November 25, 1997.

(2) Mr. Ghazey was appointed Executive Vice President, Finance and Administration and Chief Financial Officer in January 1997.

(3) Includes $120,787 bonus payable by FCP at the time of the acquisition and paid by the Company after the closing.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth for each of the Named Officers who received options granted during the fiscal year ended June 29, 1997 certain information concerning such grants and reflects the nine-for-one stock dividend of Common Stock effected by the Company on August 15, 1995 and the four-for-one stock dividend of Common Stock effected by the Company on November 25, 1997:

                                            INDIVIDUAL GRANTS
                           ----------------------------------------------------      POTENTIAL REALIZABLE
                                         PERCENT OF                                 VALUE OF ASSUMED ANNUAL
                           NUMBER OF       TOTAL                                     RATES OF STOCK PRICE
                           SECURITIES     OPTIONS       EXERCISE                    APPRECIATION FOR OPTION
                           UNDERLYING    GRANTED TO      PRICE                              TERM(3)
                            OPTIONS      EMPLOYEES        PER        EXPIRATION     -----------------------
          NAME              GRANTED       IN 1997       SHARE(1)      DATE(2)         5%($)        10%($)
-------------------------  ---------     ----------     --------     ----------     ---------     ---------
Kenneth A. Ghazey(4).....   880,000         43.21%       $ 2.04        5/27/07      1,127,885     2,858,281
David J. Csira(5)........   100,000          4.91          2.04        6/26/07        128,169       324,805
Richard Nathanson........   154,885(6)       7.61          2.04        7/10/01         87,209       192,712
                             32,510(7)       1.60          2.04        8/01/01         18,305        40,450

---------------

(1) In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock, the risks normally associated with investments in companies engaged in similar businesses and the market prices of securities of certain competitors. The exercise price for options granted under the PIP may be paid in any form as shall be permitted by the Company's Compensation Committee of the Board of Directors, including without limitation cash, shares of the Company's Common Stock, other awards granted or other property, including promissory notes. The exercise price for options granted under the EIS Plan may be paid in cash or other property including promissory notes, shares of the Company's Common Stock, or any form of "cashless" exercise, including by net exercise, as shall be permitted by the Company's Compensation Committee of the Board of Directors.

(2) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability. Options must generally be exercised within 30 days of the termination of the optionee's status as an employee or consultant of the Company, or within 12 months after such optionee's death or disability. If, however, an optionee is terminated for cause, all vested options shall be canceled on the date of grant.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.

(4) Represents (i) 147,200 shares of the Company's Common Stock subject to an incentive stock option, (ii) 352,800 shares of the Company's Common Stock subject to a non-qualified stock option and (iii) 380,000 shares of the Company's Common Stock subject to a performance stock option. All options were granted pursuant to the Company's PIP. One-third of each of the incentive stock option and the non-qualified stock option vested immediately upon grant and additional one-third of such options shall vest after each anniversary of January 6, 1997. The performance stock option shall vest 100% on May 27, 2004, provided, however, that vesting may be accelerated based on the value of the Company's Common Stock.

(5) Represents incentive stock option granted pursuant to the Company's PIP. One-third of such option vested immediately upon grant and additional one-third of such option shall vest after each anniversary of June 26, 1997.

(6) Represents a non-qualified stock option granted pursuant to the Company's EIS Plan. One-half of such option shall vest on July 10, 1998 and the remaining portion shall vest on July 10, 1999.

(7) Represents a non-qualified stock option granted pursuant to the Company's EIS Plan. One-half of such option shall vest on August 1, 1998 and the remaining portion shall vest on August 1, 1999.

DIRECTOR COMPENSATION

     The Company does not pay cash compensation to its directors. However, under the Company's 1996 Non-Employee Director Stock Plan, each non-employee director receives an annual retainer and fees for each Board or committee meeting in the form of shares of the Company's Common Stock. In addition, the Company reimburses directors for expenses incurred in attending board and committee meetings.

     Since inception, the Company has paid Mr. Cameron a salary for services rendered in his capacity as Chairman of the Board. During fiscal 1997, his annual salary was $400,000.

EMPLOYMENT AGREEMENTS

     The Company has entered into agreements with certain of the Company's executive officers, including John A. McKenna, Jr., the Company's President and Chief Executive Officer, Kenneth A. Ghazey, the Company's Executive Vice President, Finance and Administration and Chief Financial Officer, Dale H. Allardyce, the Company's Executive Vice President, Operations, David J. Csira, the Company's Executive Vice President, Field Operations and Richard Nathanson, the Company's Senior Vice President, Services.

     Mr. McKenna's severance agreement provides that upon a Severance Event (as defined below), he will be entitled to a payment equal to 12 times his monthly compensation as of the date of termination (including his bonus or any variable compensation at 100% of target). In addition, if a Severance Event occurs or Mr. McKenna's employment is terminated prior to a public offering or change of control (as defined below) and the Company elects to repurchase his shares of Common Stock pursuant to the Stockholders' Agreement, Mr. McKenna shall be entitled to receive (i) the difference between the book value as of the end of the most recent fiscal year and the Share Value (as defined below) and (ii) a tax gross-up for the difference between ordinary income tax treatment and capital gains tax treatment resulting from such repurchase, computed to put Mr. McKenna in the same position he would have been in if he had timely made an IRC
Section 83(b) election. A "Severance Event" is defined as (i) a termination for any reason other than cause or as a result of his death, disability or voluntary resignation or (ii) a change of control which results in a reduction of his base compensation, a reduction in the level of authority or scope of responsibilities or relocation. The agreement provides for the acceleration of the vesting period pertaining to stock options granted to him in addition to extending his exercise period to two years after termination in the event of a Severance Event. Mr. McKenna's severance agreement terminates on August 6, 2000.

     Mr. Ghazey's at-will employment agreement provides for an annual base salary of $275,000 and participation in the ENTEX Management Incentive Plan at a target bonus of 50% of his base salary for 100% achievement of established goals. In addition, Mr. Ghazey's employment agreement provides that upon (i) the termination of his employment by the Company for other than cause or as a result of death, disability or voluntary resignation, (ii) a change of control (as defined below) or (iii) a unilateral decrease in his aggregate compensation, benefits and incentive package which is not uniformly applied to all other senior executive officers, he will be entitled to one year's base salary at the then current rate and all incentive compensation earned but not paid and under the Management Incentive Plan then in effect.

     Mr. Allardyce's agreement is effective until 24 months following a change of control (as defined below) or until November 30, 1998 if no change of control has occurred by such date. Mr. Allardyce's retention agreement provides that upon a change of control followed by (i) a termination for other than cause or as a result of his death, disability or voluntary resignation, (ii) a reduction in his compensation, (iii) a reduction in the level of authority or scope of responsibilities or (iv) a relocation, he will be entitled to 12 times his monthly compensation as of the date of termination (including his bonus at 100% of target).

     Mr. Csira's at-will employment agreement provides for an annual base salary of $250,000 and participation in the ENTEX Management Incentive Plan at a target bonus of 50% of his base salary for 100% achievement of established goals. In addition, Mr. Csira's employment agreement provides that if he is terminated following a change in control (as defined below), other than for cause, he is entitled to one year base salary then in effect plus bonus at 100% of target.

     Mr. Nathanson's employment agreement provides for a monthly base salary of $18,333, participation in the ENTEX Management Incentive Plan at a target bonus of not less than 50% of his base salary and $1,000 per month for mortgage expenses. In addition, Mr. Nathanson's employment agreement provides that upon termination without cause, he will be entitled to severance payments equal to 12 times his monthly compensation as of the date of termination plus bonus at 100% of target. Mr. Nathanson is subject to a covenant not to compete until the later of July 1999 or one year after his employment with the Company is terminated.

     A "change of control" for purposes of Mr. McKenna's and Mr. Csira's agreements is defined as an event in which the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company. A "change of control" for purposes of Mr. Allardyce's and Mr. Ghazey's agreements is defined as a transfer of ownership or control of more than 50% of all of the assets or shares of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Share Ownership.

     Dort A. Cameron III, the Company's Chairman, owns of record 3,500,000 shares of the Company's Common Stock. In addition, ENTEX Associates, L.P., a Delaware limited partnership, owns 21,500,000 shares of the Company's Common Stock. Mr. Cameron is the sole stockholder of The Putnam Group, Inc., the general partner of ENTEX Associates, L.P. (the "Putnam Group"). Two of the limited partners of ENTEX Associates, L.P., Airlie Associates and Airlie Associates II, are general partnerships consisting of Mr. Cameron's relatives. The other limited partners of ENTEX Associates, L.P. are business associates of Mr. Cameron. Mr. Cameron has voting and dispositive power over the shares of the Company's Common Stock held by ENTEX Associates, L.P. and, accordingly, may be deemed to have beneficial ownership with respect to these shares. In connection with the restructuring of indebtedness under the IBMCC Financing Agreement in December 1996, Mr. Cameron and ENTEX Associates, L.P., along with Mr. McKenna, have pledged the Common Stock held by each to IBMCC as additional collateral. See "-- IBMCC Financing."

     Indebtedness Between the Company and Certain Affiliates

     In July 1993, Mr. Cameron, Airlie Associates and Airlie Associates II loaned $3.13 million, $340,000 and $780,000, respectively, to ENTEX Holdings. In addition, Mr. Cameron, in December 1993, loaned ENTEX Holdings $312,500. These loans are evidenced by promissory notes (the "1993 Notes"). The 1993 Notes issued in July 1993 are due on July 29, 2000 and the 1993 Note issued in December 1993 is due on August 6, 2000. The 1993 Notes have been assumed by the Company and $415,925 principal amount repaid in connection with the merger of ENTEX Holdings with and into the Company on June 28, 1996 (the "Holdings Merger"). Interest on the 1993 Notes is payable quarterly at a rate equal to the prime rate plus 2.50%. On August 6, 1993, the Company borrowed $5.3 million from Citibank N.A. to partially finance the acquisition of JWPIS. Mr. Cameron personally guaranteed the repayment of this loan. In connection with the Holdings Merger, the outstanding balance of this loan, approximately $4.1 million, was repaid.

     Payments to Affiliates

     From December 1993 to December 1995, ENTEX Holdings paid to the Putnam Group a monthly overhead allocation fee of $15,000 for a total of $360,000. Such monthly fee was paid by ENTEX Holdings to Airlie Enterprises from January 1996 to June 1996, and by the Company to Airlie Enterprises from July 1996 to the present. In addition, in October 1995, ENTEX Holdings paid a consulting fee to Airlie Enterprises the amount of $500,000.

     Transfer of Entex Holdings Investments; Assets

     During fiscal years 1994, 1995 and 1996, ENTEX Holdings invested $335,000 in National Teacher Academy, Inc. in exchange for promissory notes and shares representing 51% of the outstanding capital stock of National Teacher Academy, Inc. In connection with the Holdings Merger, ENTEX Holdings transferred to Mr. Cameron the promissory notes and stock of National Teacher Academy, Inc. in exchange for a $335,000 reduction in the amounts outstanding under the 1993 Notes. In July 1994, ENTEX Holdings invested $50,000 in Russian Investors, L.P. in exchange for shares representing approximately 10% of the profit of Russian Investors, L.P. In connection with the Holdings Merger, ENTEX Holdings transferred to Mr. Cameron the partnership interest of Russian Investors, L.P. in exchange for a $50,000 reduction in the amounts outstanding under the 1993 Notes. In June 1995, ENTEX Holdings loaned a consultant to the Company $30,925. In connection with the Holdings Merger, Mr. Cameron acquired the loan in exchange for a $30,925 reduction in Mr. Cameron's 1993 Note. In April 1996, the Company sold to Knowledge Alliance Holdings, Inc. ("KAH"), a corporation controlled by the Cameron Affiliates, the PC training business which the Company had previously acquired in connection with the merger of Random Access. The book value of such business was $1.1 million at the time of the transfer to KAH. In consideration for this transfer, the Company received shares of KAH representing 25% of its then outstanding capital stock. The Company also entered into an agreement with KAH to market these training services. The agreement granted the Company an option to purchase up to an additional 2,500 shares of common stock of KAH depending on the level of sales of such training services by the Company. KAH was granted the option to purchase the assets of the training business conducted by the Company in Minneapolis, Minnesota for book value of such assets on the date of acquisition. This option was exercised on August 1, 1996.

     Stockholders' Agreement.

     On December 10, 1993, ENTEX Holdings, Dort A. Cameron III, ENTEX Associates, L.P. and the Participants entered into the Stockholders' Agreement in connection with the sale and purchase of a total of 5,930,690 shares, net of repurchases, of the Common Stock (the "Original Shares") of ENTEX Holdings by the Participants. The Stockholders' Agreement is binding on the Company as the successor corporation of ENTEX Holdings and all obligations of the Participants and the Cameron Affiliates relating to the shares of Common Stock of ENTEX Holdings relate to the shares of Common Stock of the Company. Pursuant to the Stockholders' Agreement, each of the Cameron Affiliates and each of the Participants agreed to vote their shares of Common Stock to elect one Participant nominated by the Participants and acceptable to the Cameron Affiliates to the Board of Directors of the Company. In addition, in the event of (i) any proposed capital reorganization of the Company, (ii) any reclassification or recapitalization of the Company, (iii) any transfer of all or substantially all of the assets of the Company, (iv) any consolidation or merger involving the Company and any other person, (v) any dissolution, liquidation or winding-up of the Company, or (vi) any material transaction affecting the capital stock of the Company which is not in the ordinary course of business and which is required by the laws of Delaware to be submitted to a vote of the stockholders of the Company, the Participants agreed to vote their shares of Common Stock in the same manner as the Cameron Affiliates.

     In addition, pursuant to the Stockholders' Agreement, in the event that the employment of certain Participants including Dale Allardyce (the "Plan 1 Participants") is terminated for death, disability or cause, the Company will have the right to purchase all of the shares of Common Stock of such Participants. Upon termination as a result of death or disability the Plan 1 Participants and their legal representatives will have the right to require the Company to purchase all of their shares of Common Stock. The per share price to be paid by the Company shall equal the greater of the Original Purchase Price (as defined below) or the Share Value (as defined below). The Company will have the right to purchase shares of Common Stock if a Participant who is not a Plan 1 Participant, including John McKenna and David Csira (a "Plan 2 Participant") is terminated for any reason. If a Plan 2 Participant's employment is terminated for cause, the per share value shall equal the lesser of Original Purchase Price and the Book Value (as defined below) and if for any other reason, shall equal the Book Value. If the Company is not able to pay for a Participant's shares of Common Stock in cash, the Company must assign its rights to the Cameron Affiliates.

     "Share Value" shall mean the amount determined by multiplying (a) the net income of the Company on a consolidated basis for the four most recent fiscal quarters of the Company immediately preceding the date of the termination of the Plan 1 Participant's employment, as shown on the financial statements of the Company, determined in accordance with GAAP, by (b) the Earnings Multiple, and dividing the product so obtained by the number of shares of Common Stock issued and outstanding on a fully diluted basis. "Earnings Multiple" shall mean the arithmetic average of the "price to earnings ratio" of each of certain publicly traded companies as reported in composite transactions in the Wall Street Journal on the last day of each of the six calendar months immediately preceding the date of repurchase of such Common Stock. "Original Purchase Price" shall mean the original purchase price paid for the Original Shares, as adjusted to reflect the nine-for-one stock dividend of Common Stock effected by ENTEX Holdings on August 15, 1995 and the four-for-one stock dividend of Common Stock effected by the Company on November 25, 1997. "Book Value" shall mean the book value of a share of Common Stock as of the end of the most recent fiscal year.

     The Stockholders' Agreement will terminate upon the consummation of a public offering; provided, that the voting provisions shall terminate upon the earlier of (a) the consummation of a public offering or (b) December 10, 2000, and provided, further that certain provisions relating to the Company's right to repurchase a Participant's shares of Common Stock shall terminate upon the earlier of (x) the consummation of a public offering or (y) a change of control. A "change of control" is defined as an event in which the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company.

     IBMCC Financing.

     The Company has financed a significant portion of its working capital needs under the IBMCC Financing Agreement. IBMCC is the beneficial owner of more than 5% of the outstanding capital stock of the Company. The IBMCC Financing Agreement provides for borrowings under the IBMCC Working Capital Line of Credit of up to $525.0 million, the interest bearing portion of which was $333.3 million as of September 28, 1997. The amount of available borrowings under the IBMCC Financing Agreement may be adjusted upwards for higher seasonal purchasing requirements, and may be reduced or terminated by IBMCC upon 60 days prior written notice. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at the prime rate plus .50% (9.0% at September 28, 1997). In connection with the Company's acquisition of Random Access in September 1995, the IBMCC Financing Agreement was amended to provide for the IBMCC Long-Term Loan in the original principal amount of $20 million. The IBMCC Long-Term Loan is required to remain outstanding unless there are no outstanding interest bearing advances under the IBMCC Financing Agreement. The IBMCC Financing Agreement was further amended in December 1996 and July 1997 to provide for the Short-Term Loan in the original principal amount of $55 million and the Special Working Capital Advance in the original principal amount of $20 million. The December 1996 and 1997 amendments also included favorable revisions to the financial covenant requirements and the payment schedule for the Company, including agreements to waive all financial covenant defaults pertaining to fiscal 1997. The Short-Term Loan was repaid in full subsequent to September 28, 1997. Amounts outstanding under the IBMCC Long-Term Loan and Special Working Capital Advance bear interest at the prime rate plus 2.50% (11.0% at September 28, 1997). At September 28, 1997, $17.3 million of principal was outstanding under the IBMCC Long-Term Loan, $27.5 million of principal was outstanding under the Short-Term Loan and $20.0 million of principal was outstanding under the Special Working Capital Advance. The IBMCC Financing Agreement provides that if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default. In connection with the financing arrangement, Mr. Cameron has granted to IBMCC an option to acquire 1,851,850 shares of Common Stock held by him. The option is immediately exercisable at a price of $.02 per share and expires July 15, 2001. IBMCC holds a warrant to purchase up to 333,350 shares of the Company's Common Stock which was committed to by Entex Holdings in August 1993 and issued in November 1994 in connection with a settlement of a dispute between International Business Machines Corporation, JWPIS and ENTEX Holdings. In connection with the restructuring of indebtedness under the IBMCC Financing Agreement in December 1996, Mr. Cameron, Mr. McKenna and ENTEX Associates, L.P. have pledged the Common Stock held by each to IBMCC as additional collateral. In connection with an amendment to the IBMCC Financing Agreement on July 15, 1997 the Company entered into a warrant agreement pursuant to which IBMCC was issued warrants to acquire up to 250,855 shares of Common Stock. All warrants issued to IBMCC under the warrant agreement may be exercised at any time prior to July 31, 2004 at an exercise price of $7.55. In addition, under the warrant agreement, IBMCC was granted the right to sell the Common Stock issuable upon exercise of the warrants (the "Warrant Shares") along with any sale of Common Stock representing more than 20% of the capital stock of the Company held by the Cameron Affiliates. Mr. Cameron has a right to require IBMCC to sell the Warrant Shares along with any sale of Common Stock representing 50% or more of the capital stock of the Company by the Cameron Affiliates. IBMCC was also granted certain demand and piggyback registration rights for the Warrant
Shares. See "Business -- Business Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 7 of the Notes to Consolidated Financial Statements.

ITEM 8. LEGAL PROCEEDINGS

     The Company is engaged in legal actions arising in the ordinary course of business but is not currently a party to any legal actions which could have a material adverse effect on its business, financial condition or results of operations.

ITEM 9.MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of November 30, 1997, the Company had outstanding 32,399,060 shares of Common Stock held by 2,177 stockholders and no shares of Preferred Stock. There is no established public trading market for any class of the Company's equity securities.

     The Company has not paid any dividends on any of its capital stock and does not anticipate that any cash dividends will be declared in the foreseeable future. The IBMCC Financing Agreement prohibits the payment of dividends.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     From June 30, 1993 through November 30, 1997, ENTEX Holdings and the Company issued and sold the following securities (as adjusted, in the case of equity securities, to reflect the nine-for-one stock dividend of Common Stock effected by ENTEX Holdings on August 15, 1995 and the four-for-one stock dividend of Common Stock effected by the Company on November 25, 1997):

          (a) In August 1993, ENTEX Holdings issued 3,500,000 shares of Common Stock to Dort A. Cameron III in exchange for 3,500 shares of Common Stock of the Company.

          (b) In August 1993, ENTEX Holdings issued 750,000 shares of Common Stock to ENTEX Associates, L.P. in exchange for 750 shares of Common Stock of the Company.

          (c) In August 1993, ENTEX Holdings issued and sold 20,750,000 shares of Common Stock to ENTEX Associates, L.P. for an aggregate purchase price of $415,000.

          (d) From December 1993 through June 1997, ENTEX Holdings and the Company issued to approximately 76 key employees an aggregate of 5,930,690 shares of Common Stock, net of repurchases, for an aggregate purchase price of $118,614. At the same time, Entex Holdings issued promissory notes in the aggregate principal amount of $770,991 for cash and notes of such employee purchasers.

          (e) From December 1993 to June 1996, ENTEX Holdings issued to approximately 2,100 employees of the Company, 1,260,500 Share Units, net of repurchases, with each Share Unit representing a right to receive one share of Common Stock of ENTEX Holdings or an equivalent amount of cash, at the election of ENTEX Holdings pursuant to the ENTEX Share Plan.

          (f) In July 1994, ENTEX Holdings issued warrants for purchase of 333,350 shares of Common Stock to IBMCC which are currently exercisable at $.20.

          (g) In January 1995, the Company issued options to purchase up to 166,650 shares of Common Stock to an employee and from April 1996 to May 1997, the Company issued 166,650 shares of Common Stock to such employee pursuant to the exercise of such options.

          (h) From February 1996 to June 1996, the Company issued an aggregate of 2,846,260 options with exercise prices ranging from $4.63 to $9.02, net of forfeitures, to purchase shares of Common Stock to officers, employees, consultants and directors pursuant to the ENTEX Holdings, Inc. 1996 Stock Option Plan, as amended.

          (i) In June 1996, ENTEX Holdings issued warrants for the purchase of 375,000 shares of Common Stock to Microsoft Corporation which were exercisable at $14.40 per share. In November 1997, these warrants were canceled and new warrants were issued. See 10(p) below.

          (j) In connection with the Holdings Merger, the Company exchanged all outstanding shares of Common Stock of ENTEX Holdings for shares of Common Stock of the Company on a one-for-one basis. In addition, the Company exchanged all outstanding Share Units of ENTEX Holdings for an equivalent number of shares of the Company's Common Stock.

          (k) From July 1996 to August 1996, the Company issued an aggregate of 812,795 options wtih exercise prices ranging from $2.04 to $9.38, net of forfeitures, to purchase shares of Common Stock to officers, employees, consultants and former employees of FCP pursuant to the EIS Plan.

          (l) From May 1997 to November 1997, the Company issued an aggregate of 2,362,000 options with exercise prices ranging from $2.04 to $4.63, net of forfeitures, to purchase shares of Common Stock to officers, employees and consultants pursuant to the PIP.

          (m) In June 1997, the Company issued 41,220 shares to Non-employee Directors pursuant to the Non-employee Director Share Plan.

          (n) In July 1997, the Company issued warrants for purchase of 167,235 shares of Common Stock to IBMCC which are currently exercisable at $7.55 per share.

          (o) In October 1997, the Company issued warrants for purchase of 83,620 shares of Common Stock to IBMCC which are currently exercisable at $7.55 per share.

          (p) In November 1997, the Company issued warrants for purchase of 715,230 shares of Common Stock to Microsoft Corporation which are currently exercisable at $7.55 per share. See note 10(i) above.

     The issuances of the securities described in Items 15(a), (b), (c), (d),
(f), (g), (i), (n), (o) and (p) were deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance on
Section 4(2). The issuance of the securities described in Items 15(e), (h), (k),
(l) and (m) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder. The issuance of the securities described in Item 15(j) were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9). The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access, through their relationships with the Company, to information about the Company.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.0001 per share par value, and 2,000,000 shares of undesignated Preferred Stock, $0.0001 per share par value.

     The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, which is included as an exhibit to this Registration Statement, and by the provisions of applicable law.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock shall receive dividends as and when declared by the Board of Directors out of funds legally available for the payment of dividends. See "Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

     Pursuant to the Stockholders' Agreement, each of the Cameron Affiliates and each of the Participants agreed to vote their shares of Common Stock to elect one Participant nominated by the Participants and acceptable to the Cameron Affiliates to the Board of Directors of the Company. In addition, in the event of (i) any proposed capital reorganization of the Company, (ii) any reclassification or recapitalization of the Company, (iii) any transfer of all or substantially all of the assets of the Company, (iv) any consolidation or merger involving the Company and any other person, (v) any dissolution, liquidation or winding-up of the Company, or (vi) any material transaction affecting the capital stock of the Company which is not in the ordinary course of business and which is required by the laws of Delaware to be submitted to a vote of the stockholders of the Company, the Participants agreed to vote their shares of Common Stock in the same manner as the Cameron Affiliates. See "Certain Relationships and Related Transactions."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Certificate of Incorporation authorizes the issuance of additional shares of Common Stock, without stockholder approval. The Company's Bylaws do not permit anyone other than the Board of Directors, the Chairman of the Board or the President to call special meetings of the stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the DGCL ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the DGCL, the Company's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their duty of care. In addition, as permitted by Section 145 of the DGCL, the Bylaws of the Company provide that: (i) the Company is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Company) at the Company's request, to the fullest extent permitted by Delaware law; (ii) the Company is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises at the Company's request in connection with any action, suit, or proceeding initiated by such person only if such initiation was authorized by the Board of Directors; (iii) the Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iv) the Company is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding; (v) the rights conferred in the Bylaws are not exclusive; and (vi) the Company may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Company's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise to which such person provides services at the request of the Company unless a reviewing party as appointed by the Board of Directors determines that the Company is not obligated to indemnify under applicable law. The Company will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Company's Bylaws or any statute or law or as otherwise required under Section 145 of the DGCL. Under the agreements, the Company is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court having jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any expenses incurred by the indemnified party with respect to any proceeding instituted by or in the name of the Company to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material defenses made by the indemnified party in such proceeding was made in bad faith or was frivolous; (iii) for any amounts paid in settlement of a proceeding unless the Company consents to such settlement; (iv) for any expenses resulting from acts, omissions or transactions for which a court having jurisdiction makes a final judicial determination that the indemnified party is prohibited from receiving indemnification under the agreement or applicable law; or (v) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Company pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended, and related laws.

     The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Company and its directors and officers may be sufficiently broad to permit indemnification of the Company's directors and officers for liabilities arising under the Securities Act.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Item 15.

ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS AND SCHEDULES

          1. Financial Statements. The following Consolidated Financial Statements of ENTEX Information Services, Inc. and the Report of Independent Auditors are included at pages F-1 through F-18 of this Registration Statement.

                                    DESCRIPTION                                      PAGE NO.
-----------------------------------------------------------------------------------  --------
Independent Auditors Report........................................................       F-1
Consolidated Balance Sheets as of September 28, 1997 (unaudited) and as of June 29,
  1997 and June 30, 1996...........................................................       F-2
Consolidated Statements of Operations for the Three Months ended September 28, 1997 and September 29, 1996 (unaudited) and for the Years Ended June 29, 1997, June
  30, 1996 and July 2, 1995........................................................       F-3
Consolidated Statements of Cash Flows for the Three Months ended September 28, 1997 and September 29, 1996 (unaudited) and for the Years Ended June 29, 1997, June
  30, 1996 and July 2, 1995........................................................       F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended June
  29, 1997, June 30, 1996 and July 2, 1995.........................................       F-5
Notes to Consolidated Financial Statements.........................................       F-6

          2. Financial Statement Schedules. The following Consolidated Financial Statement Schedules of ENTEX Information Services, Inc. are filed as part of this Registration Statement and should be read in conjunction with the Consolidated Financial Statements of ENTEX Information Services, Inc.

                                    DESCRIPTION                                      PAGE NO.
-----------------------------------------------------------------------------------  --------
Schedule II -- Valuation and Qualifying Accounts and Reserves......................    II-1

     Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

     (b) EXHIBITS

     2.1(a)      Agreement and Plan of Reorganization by and between ENTEX Holdings, Inc. and the Company dated as of June 28, 1996.
     2.2         Agreement and Plan of Merger by and among the Company, ENTEX Acquisition
                 Corp. and Random Access, Inc. and related amendment.
     2.3         Agreement and Plan of Reorganization among the Company, EIS Acquisition
                 Corporation and FCP Technologies, Inc.
     3.1(a)      Certificate of Incorporation of the Company, as amended.
     3.2(a)      Bylaws of the Company.
     4.1(a)      Form of the Company's Common Stock Certificate.
    10.1(a)      Form of Indemnification Agreement entered into by the Company with each of its directors and executive officers.
    10.2(a)      Agreement between John A. McKenna, Jr. and the Company dated August 7, 1994 and related amendment.
    10.3(a)      Letter Agreement between Kenneth A. Ghazey and the Company dated January 6,
                 1997.

    10.4(a)      Retention Agreement between Dale H. Allardyce and the Company dated November
                 17, 1997.
    10.5(a)      Letter Agreement between David J. Csira and the Company dated November 15,
                 1996.
    10.6(a)      Employment Agreement between Richard Nathanson and the Company dated July
                 10, 1996.
    10.7(a)      Stockholders' Agreement among Entex Holdings, Inc., Dort A. Cameron III and
                 Entex Associates, L.P. dated December 10, 1993 and related amendment.
    10.8(b)      ENTEX Holdings, Inc. 1996 Stock Option Plan and related agreements.
    10.9(b)      ENTEX Information Services, Inc. 1996 Stock Option Plan and related agreements.
    10.10(b)     1996 Performance Incentive Plan and related agreements.
    10.11(a)     1996 Non-Employee Director Stock Plan.
    10.12(a)     ENTEX Management Incentive Plan.
    10.13        Sublease Agreement dated June 6, 1997 between General Electric Company and the Company and related consent.
    10.14        Lease Agreement dated January 20, 1995 between Royal Executive Park II and the Company and related amendment.
    10.15        Sublease Agreement dated August 6, 1993 between JWP Inc. and the Company and related amendments, consents and lease agreements.
    10.16        Lease Agreement dated December 31, 1996 between the Company and Duke Realty
                 Limited Partnership and related amendments.
    10.17        Lease Agreement dated May 15, 1995 between the Company and Duke Realty
                 Limited Partnership and related amendments.
    10.18        Lease Agreement dated February 29, 1992 between the Company and 725 C.W.
                 Associates Limited Partnership and related amendments.
    10.19        Dealer Loan and Security Agreement between FINOVA Capital Corporation and the Company dated April 21, 1995 and Letter Agreements dated April 17, 1995 and May 17, 1996.
    10.20        Fourth Amended and Restated Agreement for Wholesale Financing by and between
                 IBM Credit Corporation and the Company and related amendments.
    10.21(a)     Warrant Agreement between IBM Credit Corporation, Entex Holdings, Inc. and the Company dated November 15, 1994.
    10.22(a)     Warrant Agreement between IBM Credit Corporation and the Company dated July
                 15, 1997.
    11.1(a)      Statement of computation of earnings per share.
    21.1(a)      Subsidiaries of the Company.
    27.1(a)      Financial Data Schedule.


---------------

(a) Previously filed.

(b) Portion filed herewith and portion previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENTEX INFORMATION SERVICES, INC.

                                          By:   /s/ JOHN A. MCKENNA, JR.

                                            ------------------------------------
                                            John A. McKenna, Jr., President
                                            and Chief Executive Officer

Dated: January 27, 1998

                          INDEPENDENT AUDITORS REPORT

The Board of Directors and Stockholders
ENTEX Information Services, Inc.

     We have audited the consolidated balance sheets of ENTEX Information Services, Inc. and subsidiaries as of June 29, 1997 and June 30, 1996 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended June 29, 1997. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in Item 15(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express our opinion on these consolidated financial statements and schedule based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENTEX Information Services, Inc. and subsidiaries as of June 29, 1997 and June 30, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

Stamford, Connecticut
September 17, 1997, except as to note 13
which is as of November 28, 1997

                        ENTEX INFORMATION SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                             UNAUDITED
                                                           SEPTEMBER 28,     JUNE 29,     JUNE 30,
                                                               1997            1997         1996
                                                           -------------     --------     --------
Current assets:
  Cash...................................................    $  10,330       $ 15,838     $ 12,603
  Trade receivables, net of allowance for doubtful
     accounts of $4,526, $4,746 and $4,101,
     respectively........................................      327,723        334,196      295,011
  Vendor receivables, net of allowance of $2,000, $2,000
     and $0 respectively.................................       33,481         37,789       21,340
  Inventories............................................      184,408        183,957      171,453
  Other current assets...................................        8,302          9,228        8,334
                                                              --------       --------     --------
          Total current assets...........................      564,244        581,008      508,741
Property, plant and equipment, net.......................       54,894         55,049       44,812
Goodwill, net of accumulated amortization of $9,743,
  $8,903 and $4,664, respectively........................       45,047         45,887       35,319
Other assets, net........................................        1,459          1,646        1,716
                                                              --------       --------     --------
     Total assets........................................    $ 665,644       $683,590     $590,588
                                                              ========       ========     ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................    $ 262,157       $269,962     $277,864
  Accrued liabilities....................................       60,660         53,598       29,952
  Notes payable and current installments of long-term
     debt................................................      326,012        348,276      269,778
                                                              --------       --------     --------
          Total current liabilities......................      648,829        671,836      577,594
                                                              --------       --------     --------
Long-term debt...........................................       48,653         48,215       52,158
Other long-term liabilities..............................        1,091          1,271          351
                                                              --------       --------     --------
       Total long-term liabilities.......................       49,744         49,486       52,509
                                                              --------       --------     --------
     Total liabilities...................................      698,573        721,322      630,103
                                                              --------       --------     --------
Stockholders' equity (deficit):
Preferred stock, 2,000,000 shares authorized; no shares
  issued or outstanding..................................                          --           --
Common stock, $.0001 par value; 100,000,000 shares
  authorized, 32,399,060, 32,357,840 and 32,677,155
  shares issued respectively.............................            3              3            3
Additional paid-in capital...............................       19,114         19,003       18,735
Retained earnings (deficit)..............................      (52,007)       (56,707)     (58,251)
Treasury stock, shares at cost...........................           (2)            (2)          (2)
Cumulative translation adjustments.......................          (37)           (29)          --
                                                              --------       --------     --------
     Total stockholders' equity (deficit)................      (32,929)       (37,732)     (39,515)
                                                              --------       --------     --------
                                                             $ 665,644       $683,590     $590,588
                                                              ========       ========     ========

          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              UNAUDITED
                                         THREE MONTHS ENDED                  YEARS ENDED
                                       -----------------------   ------------------------------------
                                       SEPT. 28,    SEPT. 29,     JUNE 29,     JUNE 30,     JULY 2,
                                          1997         1996         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
Net revenues:
  Product revenues...................  $  500,938   $  525,962   $2,126,973   $1,940,796   $1,342,323
  Service revenues...................     105,901       71,674      353,624      207,511      130,940
                                       ----------   ----------   ----------   ----------   ----------
          Total net revenues.........     606,839      597,636    2,480,597    2,148,307    1,473,263
                                       ----------   ----------   ----------   ----------   ----------
Cost of revenues:
  Cost of products sold..............     450,781      482,716    1,922,826    1,764,775    1,236,940
  Cost of services provided..........      79,872       54,039      267,554      168,957      110,349
                                       ----------   ----------   ----------   ----------   ----------
          Cost of revenues...........     530,653      536,755    2,190,380    1,933,732    1,347,289
                                       ----------   ----------   ----------   ----------   ----------
Product gross margin.................      50,157       43,246      204,147      176,021      105,383
Services gross margin................      26,029       17,635       86,070       38,554       20,591
                                       ----------   ----------   ----------   ----------   ----------
          Total gross margin.........      76,186       60,881      290,217      214,575      125,974
Selling, general and administrative
  expenses...........................      61,815       58,547      251,963      192,312      132,586
Nonrecurring stock compensation
  costs..............................          --           --           --       18,185           --
                                       ----------   ----------   ----------   ----------   ----------
          Income (loss) from
            operations...............      14,371        2,334       38,254        4,078       (6,612)
Interest expense, net................       9,669        8,132       37,147       29,726       23,151
Other income.........................          --           --          462           --           --
          Income (loss) before income
            taxes....................       4,702       (5,798)       1,569      (25,648)     (29,763)
Provision (benefit) for income
  taxes..............................           2           10           25           28         (509)
                                       ----------   ----------   ----------   ----------   ----------
          Net income (loss)..........  $    4,700   $   (5,808)  $    1,544   $  (25,676)  $  (29,254)
                                       ==========   ==========   ==========   ==========   ==========
Net income (loss) per share..........  $      .14   $     (.18)  $      .04   $     (.82)  $     (.93)
                                       ==========   ==========   ==========   ==========   ==========
Weighted average number of shares
  outstanding and dilutive common
  stock equivalents..................  33,736,205   32,357,840   35,296,435   31,438,340   31,333,300

          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                UNAUDITED THREE
                                                 MONTHS ENDED
                                              -------------------            YEARS ENDED
                                               SEPT.      SEPT.     ------------------------------
                                                28,        29,      JUNE 29,   JUNE 30,   JULY 2,
                                                1997       1996       1997       1996       1995
                                              --------   --------   --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................  $  4,700   $ (5,808)  $  1,544   $(25,676)  $(29,254)
  Adjustments to reconcile net income (loss)
     to net cash used in operating
     activities:
     Stock compensation costs...............       111         --         --     16,185         --
     Depreciation and amortization..........     4,487      2,869     14,146     10,628      5,911
     Amortization of goodwill...............       840      1,311      4,239      3,012        847
     Provision for doubtful trade and vendor
       receivables..........................        --        496      2,393      2,245        233
     Accretion on long-term debentures and
       notes................................       561        516      2,032      1,996      1,609
     Gain on sale of assets.................        --         --       (504)        --         --
     Other..................................        72     (1,213)        20        404       (508)
Changes in working capital, net of effects
  of acquisitions:
     Trade receivables......................     6,473    (11,834)   (31,168)   (66,645)   (41,026)
     Inventories............................      (451)   (34,469)    (8,161)   (24,141)   (11,437)
     Vendor receivables.....................     4,308      5,206    (18,219)   (11,463)      (931)
     Other current assets...................       926      1,596       (396)     1,710     (2,636)
     Accounts payable and accrued
       liabilities..........................      (743)    26,255      8,635     17,371     67,696
     Other long-term liabilities............      (186)       (46)      (661)      (296)      (565)
                                              --------   --------   --------   --------   --------
     Net cash provided by (used in)
       operating activities.................    21,098    (15,121)   (26,100)   (74,670)   (10,061)
                                              --------   --------   --------   --------   --------
Cash flows from investing activities:
  Sale of assets, net of expenses...........        --         --      2,285      8,483         --
  Capital expenditures......................    (4,219)    (6,644)   (21,737)   (19,205)    (7,178)
  Cash paid for acquisitions................        --     (5,546)    (7,216)   (21,970)    (1,615)
  Other.....................................        --     (1,179)    (1,181)      (395)      (161)
                                              --------   --------   --------   --------   --------
     Net cash provided by (used in)
       investing activities.................    (4,219)   (13,369)   (27,849)   (33,087)    (8,954)
                                              --------   --------   --------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of notes payable...    30,185     36,087     87,090    112,050     16,784
  Change in cash overdraft..................     6,107     (3,636)   (13,687)    11,176      5,347
  Proceeds from long-term debt..............        --         --         --     28,103         --
  Issue of common stock warrants............        --         --         --        897        571
  Proceeds from sale of common stock, net...        --        121        268        385         --
  Payments on debt..........................   (58,679)      (451)   (16,487)   (44,332)    (2,798)
                                              --------   --------   --------   --------   --------
     Net cash provided from (used in)
       financing activities.................   (22,387)    32,121     57,184    108,279     19,904
                                              --------   --------   --------   --------   --------
Increase (decrease) in cash.................    (5,508)     3,631      3,235        522        889
Cash at beginning of period.................    15,838     12,603     12,603     12,081     11,192
                                              --------   --------   --------   --------   --------
Cash at end of period.......................  $ 10,330   $ 16,234   $ 15,838   $ 12,603   $ 12,081
                                              ========   ========   ========   ========   ========
Supplemental disclosure of cash flow
  information:
Cash paid during the year for:
  Interest paid.............................  $ 10,383   $  8,427   $ 36,458   $ 28,081   $ 22,085
                                              ========   ========   ========   ========   ========
  Taxes paid/(refund).......................  $   (657)  $ (1,276)  $(12,087)  $ 11,701   $  4,446
                                              ========   ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                       COMMON STOCK     ADDITIONAL                  RETAINED               CUMULATIVE
                                      ---------------    PAID IN       DEFERRED     EARNINGS    TREASURY   TRANSLATION
                                      SHARES   AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    STOCK     ADJUSTMENTS    TOTAL
                                      ------   ------   ----------   ------------   ---------   --------   -----------   --------
Balance, July 3, 1994...............  31,335    $  3     $    695      $     --     $  (3,321)    $ (1)       $  --      $ (2,624)
Purchase of treasury stock..........      --      --           --            --            --      (28)          --           (28)
Issuance of treasury stock..........      --      --           --            --            --       24           --            24
Repurchase of common stock
  warrants..........................      --      --          (44)           --            --       --           --           (44)
Issuance of common stock warrants...      --      --          621            --            --       --           --           621
Net (loss)..........................      --      --           --            --       (29,254)      --           --       (29,254)
                                      ------     ---      -------       -------       -------     ----         ----       -------
Balance, July 2, 1995...............  31,335       3        1,272            --       (32,575)      (5)          --       (31,305)
Purchase of treasury stock..........      --      --           --            --            --       (7)          --            (7)
Issuance of common stock under stock
  purchase arrangements.............      80      --          381            --            --       10           --           391
Issuance of common stock warrants...      --      --          897            --            --       --           --           897
Issuance of common stock............   1,262      --        4,484            --            --       --           --         4,484
Deferred compensation...............      --      --       11,701       (11,701)           --       --           --            --
Amortization of deferred
  compensation......................      --      --           --        11,701            --       --           --        11,701
Net (loss)..........................      --      --           --            --       (25,676)      --           --       (25,676)
                                      ------     ---      -------       -------       -------     ----         ----       -------
Balance, June 30, 1996..............  32,677       3       18,735            --       (58,251)      (2)          --       (39,515)
Return of treasury stock............    (429)     --           --            --            --       --           --            --
Issuance of common stock............     110      --          268            --            --       --           --           268
Foreign currency change.............      --      --           --            --            --       --          (29)          (29)
Net income..........................      --      --           --            --         1,544                               1,544
                                      ------     ---      -------       -------       -------     ----         ----       -------
Balance, June 29, 1997..............  32,358    $  3     $ 19,003      $     --     $ (56,707)    $ (2)       $ (29)     $(37,732)
                                      ======     ===      =======       =======       =======     ====         ====       =======

          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) Description of the Business

     ENTEX Information Services, Inc. ("ENTEX" or the "Company") was formed for the purpose of acquiring, on August 6, 1993, the net assets of the personal computer and systems integration business of JWP Information Services, Inc. On June 28, 1996, the Company's former parent, ENTEX Holdings, Inc., ("Holdings") was merged with and into the Company. Holdings' investment in the Company represented its only substantive assets and operations, and accordingly, was accounted for like a pooling-of-interests transaction.

     ENTEX is a leading provider of personal computer ("PC") solutions to meet the distributed information technology systems and end user support requirements of Fortune 1000 companies and other large enterprises. The Company's total PC management capabilities include acquisition services, network integration, and advanced support for the PC-based networked environment. Typical services provided include: hardware and software acquisition and integration; network design, integration and migration; selective outsourcing; end user support and a variety of other professional services.

  (B) Fiscal Year

     The Company maintains its accounting records on a fifty-two week basis ending on the Sunday closest to June 30. The accompanying financial statements present the results of operations for the fiscal years July 1, 1996 to June 29, 1997, July 3, 1995 to June 30,1996 and July 3, 1994 to July 2, 1995.

  (C) Consolidation

     The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  (D) Inventories

     Inventory for resale is stated at the lower of cost or market value. Cost for finished goods is lowered when vendors announce price reductions. Spare parts inventory is valued using a moving weighted average market value method which approximates lower of cost or market. The Company assesses the appropriateness of the inventory valuations giving consideration to obsolete, slow moving or non-saleable inventory.

  (E) Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated on the straight-line method over the estimated useful lives of the assets. Such useful lives range from 25 years for buildings and three to seven Leasehold and capital improvements are amortized straight-line over the estimated useful life of the property or over the term of the lease, whichever is shorter. Capitalized software is amortized using a straight-line basis over a period of five years.

     The Company systematically reviews the recoverability of its long-lived assets by comparing their unamortized carrying value to their related undiscounted future cash flows. Any impairment is charged to expense when such determination is made.

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

  (F) Goodwill

     Goodwill relates to the excess of cost over the net assets of acquired businesses and is being amortized on a straight-line basis from ten to 20 years.

     The Company reviews the recoverability of goodwill by comparing the unamortized balance to the related anticipated undiscounted future cash flows and measures any impairment based on the excess of the unamortized balance over the present value of future cash flows, discounted using the Company's average cost of funds.

  (G) Revenue Recognition

     Product revenue is recognized at the time of shipment to the customer. Service revenue is recognized at the time the service is rendered or ratably based on time elapsed or hours incurred if performed over a service contract period. Unrecognized service revenue is deferred and included with accrued liabilities.

  (H) Vendor Programs

     The Company receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of sales when related products are sold. Other incentives may require specific incremental action on the part of the Company such as training, advertising or other pre-approved market development activities and are recognized as an offset to the related costs when the required action is performed.

  (I) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

  (J) Financial Instruments

     The Company's financial instruments, principally cash, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit agreements bear interest approximating current market rates, their carrying amounts approximate fair value.

  (K) Stock-Based Compensation

     The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees". Accordingly, no compensation expense has been recognized in 1997 because the options had an exercise price equal to or greater than the market value of the Common Stock on the date of the grant.

  (L) New Accounting Pronouncements

     The Financial Accounting Standards Board recently issued standards which will be applicable to the Company but which the Company has not yet adopted:
FASB Statement No. 130, Reporting Comprehensive

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

Income and FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. These statements are not expected to have a significant impact on the financial statements.


     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted for both interim and annual financial statements for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the common stock equivalents are not considered in the calculation of basic earnings per share. Basic earnings per share under FAS No. 128 will not be significantly different from amounts presented herein.



  (M) Earnings Per Share

     Primary and fully diluted earnings per share are computed using the weighted average number of shares of Common Stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents are computed using the treasury stock method. Common stock equivalents include amounts computed on options and warrants issued during the periods presented.

  (N) Interim Financial Statements

     In the opinion of management, the information furnished in the unaudited interim consolidated financial statements reflects all adjustments necessary for a fair statement of the results of operations as of and for the three months ended September 28, 1997 and September 29, 1996. The unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include some information and notes necessary to conform with the annual reporting requirements.

(2) ACQUISITIONS AND DIVESTITURES

     On January 12, 1995, the Company acquired all the issued and outstanding stock of CompuEase, Inc., d/b/a The L.E.A.D. Group for $2,400. The L.E.A.D. Group was a private, value-added computer reseller and provider of network services in Bloomfield, Michigan. The purchase price was comprised of $1,400 in cash and non-interest bearing promissory notes totaling $1,000. The acquisition has been accounted for as a purchase, and the results of The L.E.A.D. Group have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair value of net assets acquired was $1,595.

     On September 19, 1995 the Company purchased all of the outstanding shares of Random Access, Inc. ("Random Access") for $21,970. Random Access was a provider of information technology solutions through the sale of microcomputers and technical services to corporate and institutional clients in the western United States. The Company issued a $20,000 four year interest-bearing note payable to IBM Credit Corporation to fund this purchase. The acquisition has been accounted for as a purchase, and the results of operations of Random Access have been included in the accompanying financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair value of the net assets acquired was $28,317.

     On April 2, 1996, the Company sold the training business that was acquired as part of the Random Access acquisition to Knowledge Alliance Holdings, Inc. ("KAH"), a wholly owned subsidiary of Training Holdings LLC. Training Holdings LLC is a corporation controlled by Dort A. Cameron III, the Company's chairman and majority stockholder, and his affiliates. The training business assets had a net book value of approximately $1,100 and were exchanged for 2,500 shares of KAH common stock, which represented 25% of its outstanding shares. There was no gain or loss recognized on the sale and the Company's $1,100 investment in KAH is included in other assets. In connection with this sale, KAH was granted the option to purchase the assets of the training business conducted by ENTEX in Minneapolis, MN for the book value of the assets on

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

the date of acquisition. The option was exercised on August 1, 1996 and the purchase price was $235. The Company's share of earnings (loss) in KAH since April 2, 1996 is insignificant.

     On July 12, 1996, the Company acquired all the issued and outstanding stock of FCP Technologies Inc. ("FCP") for $7,216, including direct acquisition costs. FCP was a systems integrator based in Frederick, Maryland specializing in network integration, migration and consulting services. The acquisition has been accounted for as a purchase, and the results of operations of FCP have been included in the accompanying financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of the net assets acquired was $14,077. The difference between the pro forma results of operations under the assumption that the FCP acquisition occurred as of July 1, 1996 and actual reported results is immaterial. Pro forma consolidated revenue, net (loss) and net loss per share for the year ended June 30, 1996 under the assumption that the FCP acquisition occurred as of July 3, 1995 are $2,218,307, ($26,276) and $(.84), respectively.

     On April 18, 1997, the Company sold Education Access, acquired as part of the acquisition of Random Access, for $2,285. The net gain on the sale was $504.

 (3) INVENTORIES

     Inventories consist of the following:

                                                 UNAUDITED
                                               SEPTEMBER 28,     JUNE 29,     JUNE 30,
                                                   1997            1997         1996
                                               -------------     --------     --------
            Finished goods held for resale...    $ 175,428       $175,300     $164,805
            Spare parts......................        8,980          8,657        6,648
                                                  --------       --------     --------
                                                 $ 184,408       $183,957     $171,453
                                                  ========       ========     ========

 (4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                 JUNE 29,     JUNE 30,
                                                                   1997         1996
                                                                 --------     --------
        Land...................................................  $  1,305     $  1,155
        Building and building improvements.....................     8,437        5,963
        Office and computer equipment..........................    47,061       29,227
        Furniture and fixtures.................................    11,471        9,547
        Leasehold improvements.................................     7,083        6,293
        Capitalized software...................................     7,590        5,773
        Other equipment........................................     6,363        7,048
                                                                 --------     --------
                                                                   89,310       65,006
                                                                 --------     --------
        Accumulated depreciation and amortization..............   (34,261)     (20,194)
                                                                 --------     --------
                                                                 $ 55,049     $ 44,812
                                                                 ========     ========

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

 (5) DEBT

     Debt consists of the following:

                                                             JUNE 29,     JUNE 30,
                                                               1997         1996
                                                             --------     --------
            Floor Plan Financing...........................  $338,005     $263,025
            Short-Term Debt................................    10,271        6,753
                                                             --------     --------
                                                              348,276      269,778
            Long-Term Debt.................................    48,215       52,158
                                                             --------     --------
                      Total................................  $396,491     $321,936
                                                             ========     ========

(A)  FLOOR PLAN FINANCING

     The Company has floor plan financing agreements with IBM Credit Corporation and Finova Capital Corporation which made credit available of up to $635,000 at June 29, 1997 and $645,000 at June 30, 1996. These agreements provide that a portion of the balance outstanding be non-interest bearing for a specific period of time ranging from 30 to 60 days. Interest rates under the agreements are prime plus 1/2% (base rate) and prime plus 1/4% (base rate) at June 29, 1997 and June 30, 1996, respectively, except for $62,500 which bears interest at prime plus 2%. The agreements are generally secured by inventories, equipment, and in certain instances, accounts receivable. The aggregate amounts outstanding under these agreements as of June 29, 1997 and June 30, 1996 were $421,075 and $454,564, respectively.
     Of these amounts, $338,005 and $263,025, respectively, represent interest bearing liabilities and $83,070 and $191,539, respectively, are non-interest bearing and are included within accounts payable. Under the financing agreement with IBM Credit Corporation, a term loan in the original principal amount of $20 million is required to be outstanding unless there are no outstanding interest bearing advances under such financing agreement. The agreements may be terminated by the financiers immediately; upon certain events of default; or otherwise within sixty days by either party with notice. Under these agreements the Company had available an additional $213,925 and $190,436, at June 29,1997 and June 30, 1996, respectively.

     The above floor plan agreements contain restrictive covenants with respect to maintenance of minimum tangible net worth, current ratio, fixed asset additions, fixed charges, and certain additional indebtedness. In addition, the IBM Credit Corporation agreement prohibits the Company from paying cash dividends on common stock. As of June 30, 1996, the Company was not in compliance with all such covenants and, as a result of certain excess borrowings, was in a collateral shortfall position with respect to the contractual levels of collateral. Under the IBM Credit Agreement at June 29, 1997, the Company was not in compliance with all such covenants but continued to maintain an excess collateral position. As of July 15, 1997, the Company amended its financing agreement with IBM Credit Corporation. IBM Credit Corporation has waived all defaults arising from such non-compliance with covenants.

(B)  SHORT-TERM DEBT

     Short-term debt includes current installments of long-term debt totaling $984 at June 29, 1997 and $6,753 at June 30, 1996. Remaining amounts at June 30, 1997 are notes payable carrying an effective interest rate of 4% to 7%.

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

(C)  LONG-TERM DEBT

     Long-term debt consists primarily of (a) subordinated debentures discounted to yield 20% that will accrete to their face value of $43,128 by their due date of March 1, 2007 ($22,654 and $23,081 outstanding at June 29, 1997 and June 30, 1996, respectively), (b) $17,250 note (outstanding at June 29, 1997 and June 30, 1996, respectively) issued in connection with the purchase of Random Access which bears interest at prime plus 2.5% and is due on September 19, 1999, (c) a mortgage loan of $5,149 relating to the integration center in Erlanger, Kentucky which bears interest at 8.75% and is due February 2007, of which $5,149 and $5,475 was outstanding at June 29, 1997 and June 30, 1996, respectively, (d) $4,146 (outstanding at June 29, 1997 and June 30, 1996, respectively) in notes held by entities owned or controlled by the Company's Chairman that bear interest at prime plus 2.5% and are due on July 29, 2000, (e) $9,000 face amount six year interest bearing note ($0 and $8,103 outstanding at June 29, 1997 and June 30, 1996, respectively), due June 2002 bearing interest at 4.0% for the first two years, and at 6.0% for the final four years, (f) $372 note related to the management buyout ($0 and $372 outstanding at June 29, 1997 and June 30, 1996, respectively) and (g) $484 note related to an acquisition ($0 and $484 outstanding at June 29, 1997 and June 30, 1996, respectively).

     Aggregate annual principal payments of long-term debt subsequent to June 29, 1997 (including the subordinated debentures at face value) are as follows:

                1998..............................................  $    984
                1999..............................................     4,138
                2000..............................................     4,173
                2001..............................................     8,358
                2002..............................................     4,254
                Thereafter........................................    47,766
                                                                    --------
                                                                      69,673
                Less unaccreted interest..........................   (20,474)
                                                                    --------
                                                                    $ 49,199
                                                                    ========

 (6) INCOME TAXES

     The provision for income taxes consists of the following:

                                                                  FOR THE YEARS ENDED
                                                           ---------------------------------
                                                           JUNE 29,     JUNE 30,     JULY 2,
                                                             1997         1996        1995
                                                           --------     --------     -------
        Current:
          Federal........................................    $            $           $ (449)
          State..........................................      --           --           (68)
          Foreign........................................      25           28             8
        Deferred:
          Federal........................................      --           --            --
        State............................................      --           --            --
                                                              ---          ---         -----
                  Total..................................    $ 25         $ 28        $  509
                                                              ===          ===         =====

     Through June 30, 1996, the Company had generated net operating losses for both book and tax purposes. For the current year the provision for income taxes was offset by the utilization of a net operating loss carryforward. Realization of the remaining deferred tax asset associated with the net operating loss carryforward is dependent on the likelihood of generating sufficient taxable income prior to its expiration. Accordingly, the amount of the valuation allowance equals the excess of the deferred tax assets over deferred tax liabilities.

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     A reconciliation of the differences between income taxes computed at Federal statutory rates (34%) and the provision for income taxes is as follows:

                                                        JUNE        JUNE
                                                         29,         30,       JULY 2,
                                                        1997        1996         1995
                                                       -------     -------     --------
        Tax at statutory rate........................  $   533     $(8,720)    $(10,119)
        Non-deductible goodwill......................    1,051         782           27
        Non-deductible meals and entertainment
          expenses...................................      437         263           79
        State and local income carryback.............       --        (589)      (1,552)
        Provision/(benefit) for valuation
          allowances.................................   (1,982)      4,335       11,161
        Nondeductible stock compensation expense.....       --       3,978           --
        Other........................................      (14)        (21)        (105)
                                                       -------     -------     --------
        Provision for income taxes...................  $    25     $    28     $   (509)
                                                       =======     =======     ========

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities at June 29, 1997 and June 30, 1996 are as follows:

                                                             JUNE 29,     JUNE 30,
                                                               1997         1996
                                                             --------     --------
            Deferred tax assets:
              Net operating loss carryforward..............  $ 19,425     $ 21,629
              Accruals and reserves not currently
                 deductible................................     3,768        4,888
              Allowance for bad debts......................     1,576        1,303
              Inventory valuation reserves.................     2,157        1,227
              Other........................................     1,873        1,824
              Valuation allowance..........................   (17,015)     (18,463)
                                                             --------     --------

                      Total................................  $ 11,784     $ 12,408
                                                             ========     ========
            Deferred tax liabilities:
              Discount in subordinated debentures..........  $  7,106     $  7,859
              Other........................................     4,678        4,549
                                                             --------     --------
                      Total................................  $ 11,784     $ 12,408
                                                             ========     ========

     Net current and non-current assets/liabilities are insignificant.

     At June 29, 1997, the Company had a net operating loss carryforward of approximately $50,000, which will expire in 2009 through 2011. Of such amounts, approximately $11,500 relates to purchased net tax benefits which when realized will decrease goodwill by approximately $4,500.

(7) STOCK OPTIONS, STOCK BENEFIT PLANS AND WARRANTS

     The Company has three stock options plans: the ENTEX Holdings 1996 Stock Option Plan (the "Holdings Plan") adopted February 1996, EIS Stock Option Plan (the "EIS Plan") adopted July 1996, and the Performance Incentive Plan (the "PIP") adopted August 1996 (collectively, the "Plans"). The Holdings Plan and the EIS Plan provide for the issuance of incentive stock options ("ISOs") and stock options that are non-qualified for Federal income tax purposes ("NQSOs"). The PIP provides for the issuance of ISOs, NQSOs, stock appreciation rights, restricted stock, deferred stock, dividend equivalents and other stock-related awards. The exercise price of the ISOs under all Plans may not be less than 100% of fair market value

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

at the time of grant. Options granted under the Holdings Plan and the EIS Plan have an expiration of five years and generally vest over three years. Options granted under the PIP have an expiration of ten years and generally vest over five years. The Holdings Plan and EIS Plan were terminated in June 1996 and August 1996, respectively, and therefore no further grants can be awarded from such plans. At June 29, 1997 there were 9,045,000 shares reserved for issuance under the PIP, and 5,120,805 options outstanding under all Plans.

     The Company has a Non-Employee Director Stock Plan, adopted August 1996, which provides for the crediting of stock units representing the right to receive common stock at not less than 100% of the fair market value at the time of the credit. At June 29, 1997, 100,000 shares have been reserved for issuance, of which no shares have been issued.

     In fiscal year 1996, certain managers and employees owned common stock of the Company pursuant to Securities Purchase and Stockholders' Agreements ("Management Shares"), and share units pursuant to the 1993 Employee Share Unit Plan ("SharePlan Shares"). Effective June 28, 1996, as a result of an amendment to such plans ownership was vested in the management shares, common stock was issued for shares units, and the Company recorded compensation expense of $11,701 relating to the Management Shares and $4,484 relating to the SharePlan Shares. In addition, the Company assumed the obligation for the tax withholding requirement for the SharePlan Shares of $2,000, which was recorded as compensation expense. No compensation expense was recognized in connection with the Management Shares or SharePlan Shares for the year ended June 29, 1997.

     At June 30, 1996 and June 29, 1997 there were 708,350 shares of common stock reserved for outstanding warrants held by lenders. Warrants to purchase 333,350 shares of common stock were granted on November 15, 1994, are exercisable for $.20 in total and expire on July 15, 2001. These warrants were issued in connection with a settlement of a dispute between the Company and the vendor. Warrants to purchase 375,000 shares of common stock were granted on June 21, 1996, are exercisable for $14.40 per share and expire on June 21, 2003. These warrants were issued as consideration for less than market rate debt.

     A summary of the Company's stock option activity, and related information for the fiscal years ended June 29, 1997 and June 30, 1996 is as follows (in thousands, except for the weighted average exercise prices):

                                                                   1997                     1996
                                                          ----------------------   ----------------------
                                                                     WEIGHTED                 WEIGHTED
                                                                     AVERAGE                  AVERAGE
                                                          SHARES  EXERCISE PRICE   SHARES  EXERCISE PRICE
                                                          -----   --------------   -----   --------------
Outstanding at beginning of year........................  3,260       $ 5.03          --           --
  Granted...............................................  2,325       $ 5.34       3,565       $ 5.03
  Exercised.............................................     --           --          --           --
  Canceled..............................................   (465)      $ 4.46        (305)      $ 4.63
Outstanding -- end of year..............................  5,120       $ 5.19       3,260       $ 5.03
Exercisable -- end of year..............................    365       $ 2.38          10       $ 9.02

The following summarizes information about the Company's stock options outstanding and exercisable by price range at June 29, 1997 (options in thousands):

                                      WT. AVERAGE
                                       REMAINING
     RANGE OF           NUMBER        CONTRACTUAL     WEIGHTED-AVERAGE       NUMBER
 EXERCISE PRICES      OUTSTANDING     LIFE YEARS       EXERCISE PRICE      EXERCISABLE
------------------    -----------     -----------     ----------------     -----------
$.01-$4.00........       1,285             9.9             $ 2.04              295
$4.00-$8.00.......       2,690             4.8             $ 4.63               60
$8.00-$12.00......       1,145             3.7             $ 9.53               10

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     Pro forma information regarding net income is required by SFAS No. 123 "Accounting for Stock Based Compensation", and has been determined as if the Company had accounted for its stock option plan under the fair value method of that statement. Pro forma net income (loss) and compensation expense are as follows:

                                                                           JUNE 29,       JUNE 30,
                                                                             1997           1996
                                                                           --------       --------
                                                                            (IN THOUSANDS, EXCEPT
                                                                               PER SHARE DATA)
Net income (loss)......................................  As reported        $1,544        $(25,676)
                                                         Pro forma          $  721        $(26,373)
Compensation Expense...................................  Pro forma          $  823        $    697
Primary Earnings Per Share.............................  As reported        $  .04        $   (.82)
                                                         Pro forma          $  .02        $   (.84)

     For purposes of pro forma disclosures only, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for all options was estimated at the date of grant using the Black-Scholes multiple option model with the following assumptions: Risk-free interest rates of 6.22% to 6.39%, for fiscal year 1997 and 6.39% to 6.69% for fiscal year 1996; expected dividend yield of 0.0%; and expected life of 3.7 to 9.9 years. The per share weighted-average fair value of options granted was $1.40 during fiscal year 1997 and $1.06 during fiscal 1996. Volatility was not a factor in calculating the fairness of options since the Company is not a public company as defined in SFAS, No. 123.



(8) 401(K) PLAN

     The Company has a 401(k) Plan that covers all employees effective the first day of the month following 30 days of employment and who are at least 21 years of age. Employees may contribute between 1% and 15% of compensation subject to the limitations imposed by law. The Company will match up to 3% of the employee's eligible contribution. The amount charged to expense for the matching contribution was $1,655 for the year ended June 29, 1997. There was no matching contribution for the years ended June 30, 1996 and July 2, 1995.


(9) LEASES


     The Company routinely leases office buildings, equipment and automobiles. These leases expire at various dates through July 2005. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of July 29, 1997 as are follows:

                                 YEAR ENDING JUNE:
                   1998............................................  $ 8,456
                   1999............................................    7,762
                   2000............................................    6,361
                   2001............................................    4,973
                   2002............................................    3,269
                   Thereafter......................................    6,368
                                                                     -------
                Total minimum lease payments.......................  $37,189
                                                                     =======

     Rent expense for all operating leases totaled $11,908, $9,412 and $5,060 for the years ended June 29, 1997, June 30, 1996, and July 2, 1995, respectively.

                        ENTEX INFORMATION SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     The cost of assets recorded under capital leases was $1,870 at June 29, 1997 and $1,502 at June 30, 1996 and July 2, 1995. Accumulated amortization on such assets was $638, $343, and $109 at June 29, 1997, June 30, 1996, and July 2, 1995, respectively. The present value of capital leases as of June 29, 1997, June 30, 1996 and July 2, 1995 was $579, $767, and $1,199, respectively.


(10) COMMON STOCK SPLIT


     On November 25, 1997 the Board of Directors approved an increase in the number of authorized common stock shares from 10,000,000 to 100,000,000. In addition, the Board of Directors authorized a stock split in the form of a four-for-one stock dividend to holders of record as of November 25, 1997, whereby each such share will be equal to five shares of Common Stock. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the four-for-one stock dividend.

                        ENTEX INFORMATION SERVICES, INC.

          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                             (DOLLARS IN THOUSANDS)

                                     BALANCE
                                       AT         CHARGED TO     CHARGED TO
                                    BEGINNING     COSTS AND        OTHER                        BALANCE AT
                                    OF PERIOD      EXPENSES       ACCOUNTS      DEDUCTIONS     END OF PERIOD
                                    ---------     ----------     ----------     ----------     -------------
Description
  Allowance for doubtful accounts
     1997.........................   $ 4,101        $  474          $ --          $  171(1)       $ 4,746
     1996.........................     2,455         2,101            --            (455)(1)        4,101
     1995.........................     2,849           232            --            (626)(1)        2,455
  Vendor receivable reserve
     1997.........................        --         2,000            --              --            2,000
     1996.........................        --            --            --              --               --
     1995.........................        --            --            --              --               --

---------------

(1) Uncollectible accounts written off, net of recoveries

                        ENTEX INFORMATION SERVICES, INC.

                               INDEX TO EXHIBITS

     EXHIBIT                                                                        SEQUENTIAL
     NUMBER                                                                         PAGE NUMBER
    ---------                                                                       -----------
     2.1(a)      Agreement and Plan of Reorganization by and between ENTEX
                 Holdings, Inc. and the Company dated as of June 28, 1996.........
     2.2         Agreement and Plan of Merger by and among the Company, ENTEX
                 Acquisition Corp. and Random Access, Inc. and related
                 amendment........................................................
     2.3         Agreement and Plan of Reorganization among the Company, EIS
                 Acquisition Corporation and FCP Technologies, Inc................
     3.1(a)      Certificate of Incorporation of the Company, as amended..........
     3.2(a)      Bylaws of the Company............................................
     4.1(a)      Form of the Company's Common Stock Certificate...................
    10.1(a)      Form of Indemnification Agreement entered into by the Company with each of its directors and executive officers................
    10.2(a)      Agreement between John A. McKenna, Jr. and the Company dated
                 August 7, 1994 and related amendment.............................
    10.3(a)      Letter Agreement between Kenneth A. Ghazey and the Company dated
                 January 6, 1997..................................................
    10.4(a)      Retention Agreement between Dale H. Allardyce and the Company dated November 17, 1997..........................................
    10.5(a)      Letter Agreement between David J. Csira and the Company dated
                 November 15, 1996................................................
    10.6(a)      Employment Agreement between Richard Nathanson and the Company dated July 10, 1996..............................................
    10.7(a)      Stockholders' Agreement among Entex Holdings, Inc., Dort A. Cam-
                 eron III and Entex Associates, L.P. dated December 10, 1993 and related amendment................................................
    10.8(b)      ENTEX Holdings, Inc. 1996 Stock Option Plan and related
                 agreements.......................................................
    10.9(b)      ENTEX Information Services, Inc. 1996 Stock Option Plan and
                 related agreements...............................................
    10.10(b)     1996 Performance Incentive Plan and related agreements...........
    10.11(a)     1996 Non-Employee Director Stock Plan............................
    10.12(a)     ENTEX Management Incentive Plan..................................
    10.13        Sublease Agreement dated June 6, 1997 between General Electric
                 Company and the Company and related consent......................
    10.14        Lease Agreement dated January 20, 1995 between Royal Executive
                 Park II and the Company and related amendment....................
    10.15        Sublease Agreement dated August 6, 1993 between JWP Inc., and the
                 Company and related amendments consents and lease agreements.....
    10.16        Lease Agreement dated December 31, 1996 between the Company and
                 Duke Realty Limited Partnership and related amendments...........
    10.17        Lease Agreement dated May 15, 1995 between the Company and Duke
                 Realty Limited Partnership and related amendments................

     EXHIBIT                                                                        SEQUENTIAL
     NUMBER                                                                         PAGE NUMBER
    ---------                                                                       -----------
    10.18        Lease Agreement dated February 29, 1992 between the Company and
                 725 C.W. Associates Limited Partnership and related
                 amendments.......................................................
    10.19        Dealer Loan and Security Agreement between FINOVA Capital
                 Corporation and the Company dated April 21, 1995 and Letter
                 Agreements dated April 17, 1995 and May 17, 1996.................
    10.20        Fourth Amended and Restated Agreement for Wholesale Financing by
                 and between IBM Credit Corporation and the Company and related amendments.......................................................
    10.21(a)     Warrant Agreement between IBM Credit Corporation, Entex Holdings,
                 Inc. and the Company dated November 15, 1994.....................
    10.22(a)     Warrant Agreement between IBM Credit Corporation and the Company dated July 15, 1997..............................................
    11.1(a)      Statement of computation of earnings per share...................
    21.1(a)      Subsidiaries of the Company......................................
    27.1(a)      Financial Data Schedule..........................................

---------------

(a) Previously filed.

(b) Portion filed herewith and portion previously filed.